As filed with the Securities and Exchange Commission on March 18, 2004

Registration No. 333-103258

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post Effective Amendment No.1
on Form S-3
to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Xcel Energy Inc.
(Exact Name of Registrant as Specified in Its Charter)

MINNESOTA	41-0448030
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification Number)

800 Nicollet Mall
Minneapolis, Minnesota 55402
(612) 330-5500
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

RICHARD C. KELLY	BENJAMIN G.S. FOWKE III
President and Chief Operating Officer	Vice President, Chief Financial Officer and Treasurer
Xcel Energy Inc.	Xcel Energy Inc.
800 Nicollet Mall	800 Nicollet Mall
Minneapolis, Minnesota 55402	Minneapolis, Minnesota 55402
(612) 330-5500	(612) 330-5500
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copy to:
ROBERT J. JOSEPH
Jones Day
77 West Wacker Drive
Chicago, Illinois 60601
(312) 269-4176

     Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

     If any of the securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [  ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     The registrant hereby amends this registration statement on such date as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANTORY NOTE

(NOT PART OF THE PROSPECTUS)

     This Post Effective Amendment No. 1 to Form S-3 is being filed to convert the Registration Statement on Form S-1 (No. 333-103258), as amended and supplemented, into a Registration Statement on Form S-3.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 18, 2004

Xcel Energy Inc.
800 Nicollet Mall, Suite 3000
Minneapolis, Minnesota 55402-2023
(612) 330-5500

$230,000,000 Principal Amount

7½% Convertible Senior Notes due 2007
and
Common Stock Issuable Upon Conversion of the Notes

     We sold the notes in a private offering on November 21, 2002. Selling security holders may use this prospectus to resell their notes and the shares of common stock issuable upon conversion of their notes. The notes mature on November 21, 2007. The notes are convertible, at the option of the holder, at any time on or prior to maturity into shares of our common stock. The notes are convertible at a conversion rate of approximately 81.1359 shares of our common stock per $1,000 principal amount of notes, which is equal to a conversion price of $12.33 per share, subject to adjustment as described in the prospectus.

     We will pay interest on the notes on May 21 and November 21 of each year, beginning on May 21, 2003. The notes will mature on November 21, 2007. Holders of the notes may require us to purchase some or all of the notes for cash upon a “change of control,” as described in this prospectus, at a price equal to 100% of the principal amount of the notes tendered plus accrued and unpaid interest.

     We will make additional payments of interest, referred to in this prospectus as protection payments, on the notes in an amount equal to any portion of our per share dividends on our common stock that exceeds $0.1875 per quarter that would have been payable to the holders of the notes if such holders had converted their notes on the record date for such dividend. Holders of the notes will not be entitled to any protection payment if the dividend triggering the protection payment causes an adjustment of the conversion rate.

     The notes are unsecured and unsubordinated obligations and rank on parity in right of payment with all our existing and future unsecured and unsubordinated indebtedness. As of December 31, 2003, we had approximately $1 billion of long-term debt outstanding. There are currently no outstanding debt obligations junior to the notes. We are structured as a holding company and conduct substantially all of our business through our subsidiaries. The notes are effectively subordinate to all existing and future indebtedness and other liabilities of our subsidiaries. As of December 31, 2003, our subsidiaries had approximately $13 billion indebtedness and other liabilities outstanding.

     The notes are not listed on any securities exchange or automated quotation system. Our common stock is traded on the New York Stock Exchange under the symbol “XEL.”

     Investing in the notes involves risks. You should consider carefully the risk factors described under the caption “Risk Factors” beginning on page 7 of this prospectus before investing in the notes.

     Please read this prospectus carefully before investing and retain it for your future reference.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March     , 2004

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
SUMMARY
RATIO OF EARNINGS TO FIXED CHARGES
RISK FACTORS
USE OF PROCEEDS
DESCRIPTION OF THE NOTES
DESCRIPTION OF CAPITAL STOCK
MATERIAL FEDERAL INCOME TAX CONSEQUENCES
SELLING SECURITY HOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
SIGNATURES
INDEX TO EXHIBITS
Computation of Ratio of Earnings to Fixed Charges
Consent of Deloitte & Touche LLP
Consent of PricewaterhouseCoopers LLP
Form T-1 Statement of Eligibility of Trustee

     As permitted under the rules of the Securities and Exchange Commission, this prospectus incorporates important business information about Xcel Energy Inc. that is contained in documents that we file with the Securities and Exchange Commission but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the Securities and Exchange Commission at www.sec.gov, as well as other sources. See “Where You Can Find More Information.”

     You may also obtain copies of the incorporated documents, without charge, upon written or oral request to the Corporate Secretary, Xcel Energy Inc., 800 Nicollet Mall, Suite 3000, Minneapolis, Minnesota 55402, (612) 330-5500.

     You should rely only on the information incorproated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. This prospectus does not constitute an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents.

Information Regarding Forward-Looking Statements	ii
Summary	3
Ratio of Earnings to Fixed Charges	6
Risk Factors	7
Use of Proceeds	17
Description of the Notes	17
Description of Capital Stock	26
Material Federal Income Tax Consequences	31
Selling Security Holders	33
Plan of Distribution	34
Legal Matters	36
Experts	36
Where You Can Find More Information	36

i

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the documents it incorporates by reference contain statements that are not historical fact and constitute “forward-looking statements.” When we use words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “objective,” “outlook,” “plan,” “project,” “possible,” “potential,” “should” or similar expressions, or when we discuss our strategy or plans, we are making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results may differ materially from those expressed in these forward-looking statements. These statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others:

•	general economic conditions, including the availability of credit and its impact on capital expenditures and our ability and the ability of our subsidiaries to obtain financing on favorable terms;

•	business conditions in the energy industry;

•	actions of credit rating agencies;

•	competitive factors, including the extent and timing of the entry of additional competition in the markets served by us and our subsidiaries;

•	unusual weather;

•	effects of geopolitical events, including war and acts of terrorism;

•	state, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an impact on rates or have an impact on asset operation or ownership;

•	structures that affect the speed and degree to which competition enters the electric and natural gas markets;

•	the higher risk associated with our nonregulated businesses compared with our regulated businesses;

•	costs and other effects of legal and administrative proceedings, settlements, investigations and claims;

•	risks associated with the California power market;

•	the other risk factors discussed under “Risk Factors”; and

•	the other risk factors listed from time to time by us and our utility subsidiaries in reports filed with the SEC.

     You are cautioned not to rely unduly on any forward-looking statements. These risks and uncertainties are discussed in more detail under “Business,” “Management’s Discussion and Analysis” and “Notes to Consolidated Financial Statements” in our Annual Report on Form 10-K for the year ended December 31, 2003 and other documents on file with the SEC. You may obtain copies of these documents as described under the caption “Where You Can Find More Information.”

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors should not be construed as exhaustive.

ii

SUMMARY

     This summary highlights some of the information contained elsewhere in or incorporated by reference into this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. You should carefully read this prospectus, including the documents incorporated by reference, which are described under “Where You Can Find More Information.”

     In this prospectus, except as otherwise indicated or as the context otherwise requires, “Xcel Energy,” “we,” “our,” and “us” refer to Xcel Energy Inc., a Minnesota corporation. In the discussion of our business in this prospectus, “we,” “our” and “us” also refers to our subsidiaries. The term “notes” as used in this prospectus refers to our outstanding 7½% convertible senior notes due 2007 that we issued in a private offering on November 21, 2002.

OUR COMPANY

General

     We are a public utility holding company with five utility subsidiaries:

•	Northern States Power Company, a Minnesota corporation (“NSP-Minnesota”), which serves approximately 1.3 million electric customers and approximately 440,000 gas customers in Minnesota, North Dakota and South Dakota;

•	Public Service Company of Colorado, a Colorado corporation (“PSCo”), which serves approximately 1.3 million electric customers and approximately 1.2 million gas customers in Colorado;

•	Southwestern Public Service Company, a New Mexico corporation (“SPS”), which serves approximately 395,000 electric customers in portions of Texas, New Mexico, Oklahoma and Kansas;

•	Northern States Power Company, a Wisconsin corporation (“NSP-Wisconsin”), which serves approximately 235,000 electric customers and approximately 95,000 gas customers in northwestern Wisconsin and the western portion of the Upper Peninsula in Michigan; and

•	Cheyenne Light, Fuel and Power Company, a Wyoming corporation, which serves approximately 38,000 electric customers and approximately 31,000 gas customers in and around Cheyenne, Wyoming.

     Our regulated businesses also include WestGas InterState Inc., an interstate natural gas pipeline company. Prior to January 2003, our regulated businesses included Viking Gas Transmission Company. On October 20, 2003, we completed the sale of Black Mountain Gas Company, which serves approximately 8,500 natural gas customers and 2,500 propane customers in Arizona. On January 13, 2004, we announced that we had entered into an agreement with Black Hills Corp. for the sale of Cheyenne Light, Fuel and Power Company, pending regulatory approvals.

     We also own or have an interest in a number of nonregulated businesses. Our nonregulated subsidiaries include:

•	Utility Engineering Corporation, which is involved in engineering, construction and design;

•	Seren Innovations, Inc., which is involved in broadband telecommunications services;

•	e prime, Inc., which is involved in natural gas marketing and trading;

•	Planergy International Inc., which is involved in energy management solutions;

•	Eloigne Company, which invests in rental housing projects that qualify for low-income housing tax credits; and

•	Xcel Energy International Inc., an international independent power producer.

     During 2003, our board of directors approved management’s plan to exit certain businesses conducted by Xcel Energy International Inc. and e prime, Inc.. We are in the process of marketing the assets and operations of these businesses to prospective buyers and expect to exit the businesses during 2004. Also during 2003, Planergy International Inc. closed and sold a majority of its business operations, and final dissolution is expected in 2004.

     Prior to December 5, 2003, we owned all of the common stock of NRG Energy, Inc. (“NRG”). NRG is a global energy company, primarily engaged in the ownership and operation of power generation facilities and the sale of energy, capacity and related products. On May 14, 2003, NRG and some of its affiliates filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code to restructure their debt. On December 5, 2003, NRG completed its reorganization and emerged from bankruptcy and we divested our ownership interest in NRG.

     We were incorporated in 1909 under the laws of Minnesota as Northern States Power Company. On August 18, 2000, we merged with New Century Energies, Inc. and our name was changed from Northern States Power Company to Xcel Energy Inc.

     Our principal executive offices are located at 800 Nicollet Mall, Suite 3000, Minneapolis, Minnesota 55402, and our telephone number at that location is (612) 330-5500.

Regulatory Overview

     We are registered as a holding company under the Public Utility Holding Company Act of 1935 (“PUHCA”). As a result, we, our utility subsidiaries and certain of our non-utility subsidiaries are subject to extensive regulation by the Securities and Exchange Commission (“SEC”) under PUHCA, including, among other things, our issuances and sales of securities, capital structure, acquisitions and sales of certain utility properties and intra-system sales of certain goods and services. In addition, PUHCA generally limits the ability of registered holding companies to acquire additional public utility systems and to acquire and retain businesses unrelated to the utility operations of the holding company.

     The electric and natural gas rates charged to customers of our utility subsidiaries are approved by the Federal Energy Regulatory Commission (the “FERC”) or the utility regulatory commissions in the states in which they operate. The rates are generally designed to recover plant investment, operating costs and an allowed return on investment. We request changes in rates for utility services through filings with the regulatory commissions. Because comprehensive rate changes are requested infrequently in some states, changes in operating costs can affect our financial results. In addition to changes in operating costs, other factors affecting rate filings are sales growth, conservation and demand-side management efforts, and the costs of capital.

The Offering

Issuer	Xcel Energy Inc.

Notes Offered	$230,000,000 principal amount of 7½% Convertible Senior Notes due 2007.

Maturity	November 21, 2008

Interest Payment Dates	7½% per annum on the principal amount, payable semiannually on May 21 and November 21, beginning on May 21, 2003.

Dividend Protection	We will make additional payments of interest, referred to in this prospectus as protection payments, on the notes in an amount equal to any portion of our per share dividends on our common stock that exceeds $0.1875 per quarter that would have been payable to the holders of the notes if such holders had converted their notes on the record date for such dividend. Holders of the notes will not be entitled to any protection payment if the dividend triggering the protection payment causes an adjustment to the conversion rate.

Conversion Rights	The notes are convertible, at the option of the holder, at any time on or prior to maturity into shares of our common stock at a conversion price of $12.33 per share, which is equal to a conversion rate of approximately 81.1359 shares of common stock per $1,000 principal amount of notes. The conversion rate is subject to adjustment. See “Description of the Notes — Conversion Rights.”

Ranking	The notes are unsecured and unsubordinated obligations and rank on a parity in right of payment with all our existing and future unsecured and unsubordinated indebtedness. The indenture under which the notes are issued does not prevent us or our subsidiaries from incurring additional indebtedness, which may be secured by some or all of our assets, or other obligations. As of December 31, 2003, we have no secured indebtedness and our unsecured and unsubordinated indebtedness have been approximately $1 billion. We are structured as a holding company and conduct substantially all of our business operations through our subsidiaries. The notes are effectively subordinated to all existing and future indebtedness and other liabilities and commitments of our subsidiaries. As of December 31, 2003, our subsidiaries had aggregate indebtedness and other liabilities of approximately $13 billion.

Change of Control	Upon a change of control event, each holder of the notes may require us to repurchase some or all of its notes for cash at a repurchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest. See “Description of the Notes — Change of Control Permits Purchase of Notes at the Option of the Holder.”

Use of Proceeds	We will not receive any proceeds from the sale by any selling security holder of the notes or the common stock issuable upon conversion of the notes. See “Use of Proceeds.”

Trading	The notes are not listed on any national securities exchange or automated quotation system. Our common stock is traded on the New York Stock Exchange under the symbol “XEL.”

Risk Factors	See “Risk Factors” and the other information in this prospectus before deciding to invest in the notes.

RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,

	2003	2002	2001	2000(a)	1999

			(unaudited)
Ratio of Earnings to Fixed Charges (b)	2.2	2.5	2.8	2.1	2.5

(a)	The 2000 ratio of earnings to fixed charges has been adjusted to reflect the implementation of Statement of Financial Accounting Standards No. 145, which became effective in 2003 and requires retroactive restatement of prior periods. Interest charges and financing costs of $8.225 million related to the defeasance of our first mortgage bonds, previously disclosed in Extraordinary items, was reclassified to Interest charges and financing costs. Associated income tax benefits of $2.923 million have been reclassified from Extraordinary items to Income taxes.

(b)	For purposes of computing the ratio of earnings to fixed charges, (1) earnings consist of earnings from continuing operations plus fixed charges, federal and state income taxes, deferred income taxes and investment tax credits and less undistributed equity in earnings of unconsolidated investees, and (2) fixed charges consist of interest on long-term debt, other interest charges, distributions on redeemable preferred securities of subsidiary trusts and amortization of debt discount, premium and expense

RISK FACTORS

     You should carefully consider the risks described below as well as other information contained in this prospectus before deciding to invest in the notes. The risks described in this section are those that we consider to be the most significant to your decision whether to invest in the notes. If any of the events described below occurs, our business, financial condition or results of operations could be materially harmed. In addition, we may not be able to make payments on the notes, and this could result in your losing all or part of your investment.

Risks Related to Our Liquidity and Access to the Capital Markets

In 2002, our credit ratings were lowered and could be further lowered in the future. If this were to occur, our access to capital could be negatively affected and the value of the notes could decline.

     In 2002, our credit ratings and access to the capital markets were significantly and negatively affected. They may be further affected in the future. As of March 15, 2004, our senior unsecured debt was rated “BBB-” by Standard & Poor’s and “Baa3” (under review for possible upgrade) by Moody’s. Standard & Poor’s short-term rating on our commercial paper is “A2.” Any downgrade of our debt securities could increase our cost of capital and impair our access to the capital markets. This could adversely affect our financial condition and results of operations.

     As of December 31, 2003, we had no commercial paper outstanding and had borrowings or letter of credits of approximately $19 million under our five-year credit facility, which matures in November 2005.

     Access to the capital markets on favorable terms will be impacted by our credit ratings (and the ratings of our affiliated companies) and prevailing conditions in the capital markets.

     Our current ratings or those of our affiliates may not remain in effect for any given period of time and a rating may be lowered or withdrawn entirely by a rating agency. In particular, under the current rating methodology used by Standard & Poor’s, our ratings could be changed to reflect a change in credit ratings of any of our affiliates. Any lowering of the rating of the notes would likely reduce the value of the notes.

     We provide various guarantees and bond indemnities supporting some of our subsidiaries by guaranteeing the payment or performance by those subsidiaries of specified agreements or transactions. Our exposure under the guarantees is based upon the net liability of the relevant subsidiary under the specified agreements or transactions. The majority of our guarantees limit our exposure to a maximum amount that is stated in the guarantees. As of December 31, 2003, we had guarantees outstanding with a maximum stated amount of approximately $133 million, and actual aggregate exposure of approximately $6 million, which amount will vary over time. We have also provided indemnities to sureties in respect of bonds for the benefit of our subsidiaries. The total amount of bonds with this indemnity outstanding as of December 31, 2003 was approximately $32 million, with an actual exposure of approximately $4 million.

     If either Standard & Poor’s or Moody’s were to downgrade our credit rating below investment grade, we may be required to provide credit enhancement in the form of cash collateral, letters of credit or other security to satisfy part or potentially all of these exposures. If either Standard & Poor’s or Moody’s were to downgrade our debt securities below investment grade, it would restrict our ability to issue long-term debt securities. See “ — We are subject to regulatory restrictions on accessing capital” below.

     Any such downgrading of our ratings could increase our cost of capital, impair our access to the capital markets and adversely affect our liquidity position.

A reduction in our access to sources of liquidity may increase our cost of capital and our dependence on bank lenders and external capital markets.

     Historically, we have relied on bank lines of credit, the commercial paper market and dividends from our regulated utility subsidiaries to meet our cash requirements, including dividend payments to our shareholders, and the short-term liquidity requirements of our business.

     An inability to obtain bank financing on favorable terms could limit our ability to contribute equity or make loans to our subsidiaries, including our regulated utilities, and may cause us and our subsidiaries to seek alternative sources of funds to meet our cash needs.

     Access to the capital markets and our cost of capital will be affected by our credit ratings (and the ratings of our affiliated companies) and prevailing conditions in the capital markets. If we are unable to access the capital markets on favorable terms, our ability to fund our operations and required capital expenditures and other investments may be adversely affected.

     Our utility subsidiaries also rely on accessing the capital markets to support their capital expenditure programs and other capital requirements to maintain and build their utility infrastructure and comply with future requirements such as installing emission-control equipment. If our utility subsidiaries are unable to access the capital markets on favorable terms, our subsidiaries ability to fund operations and required capital expenditures and other investments may be adversely affected.

We must rely on cash from our subsidiaries to make debt payments.

     We are a holding company and thus our investments in our subsidiaries are our primary assets. Substantially all of our operations are conducted by our subsidiaries. Consequently, our operating cash flow and our ability to service our indebtedness, including the notes, depends upon the operating cash flow of our subsidiaries and the payment of funds by them to us in the form of dividends. Our subsidiaries are separate legal entities that have no obligation to pay any amounts due pursuant to the notes or to make any funds available for that purpose, whether by dividends or otherwise. In addition, each subsidiary’s ability to pay dividends to us depends on any statutory and/or contractual restrictions that may be applicable to such subsidiary, which may include requirements to maintain minimum levels of working capital and other assets.

     Our utility subsidiaries are regulated by various state utility commissions which generally possess broad powers to ensure that the needs of the utility customers are being met. To the extent that the state commissions attempt to impose restrictions on the ability of our utility subsidiaries to pay dividends to us, it could adversely affect our ability to make payments on the notes or otherwise meet our financial obligations.

We are subject to regulatory restrictions on accessing capital.

     We are a public utility holding company registered with the SEC under PUHCA. PUHCA contains limitations on the ability of registered holding companies and certain of their subsidiaries to issue securities. Such registered holding companies and subsidiaries may not issue securities unless authorized by an exemptive rule or order of the SEC.

     Because the exemptions available to us are limited, we sought and received financing authority from the SEC under PUHCA for various financing arrangements. Our original financing authority permitted us, subject to satisfaction of certain conditions, to issue through September 30, 2003 up to $2 billion of common stock and long-term debt and $1.5 billion of short-term debt at the holding company level. We have issued $2 billion of long-term debt and common stock. Other than the $19 million under our 5-year facility and any current maturities of long-tern debt, we have no short-term debt outstanding at the holding company level. On September 30, 2003, the SEC approved our request for an extension of our financing authority through June 30, 2005 and to increase our authority to issue common stock and long-term debt from $2 billion to $2.5 billion.

     One of the conditions of our financing order is that our ratio of common equity to total capitalization, on a consolidated basis, be at least 30 percent. During 2002 and 2003, we were required to record significant asset impairment losses from sales or divestitures of NRG assets and businesses, from NRG’s canceling or deferring the funding of certain projects under construction and from NRG’s deciding not to contribute additional funds to certain projects already operating. As a result, our common equity ratio fell below 30 percent. As of December 31, 2003 our common equity ratio was approximately 43 percent.

     If our common equity ratio falls below the 30 percent level, and we are unable to obtain additional relief from the SEC, we may not be able to issue securities (except that we could issue common stock even if our equity ratio is below 30 percent), which could have a material adverse effect on our ability to make payments on the notes and otherwise meet our capital and other needs.

     Another condition of our financing order is that (a) if the security to be issued is rated, it is rated investment grade by at least one nationally recognized rating agency and (b) all our outstanding securities (except our preferred stock) that are rated must be rated investment grade by at least one nationally recognized rating agency. As of March 15, 2004, our senior unsecured debt was rated “BBB-” by Standard & Poor’s and “Baa3” (under review for possible upgrade) by Moody’s, which is investment grade.

     PUHCA requires that retained earnings be at least equal to the proposed dividend payment or that we receive a waiver of that requirement from the SEC. As a result of additional write-downs at NRG, our retained earnings were a deficit of approximately $245 million on June 30, 2003, which resulted in a delay in payment of normal dividends. The delayed dividends were subsequently declared and paid in 2003. On December 10, 2003, we declared fourth quarter dividends on our common and preferred stock. The dividends were paid on January 20, 2003 and January 25, 2003, respectively, to common and preferred stock shareholders of record on January 2, 2004. As of December 31, 2003, our retained earnings were approximately $369 million.

     For additional information regarding our liquidity and capital resources, and the effect that the reductions in our credit ratings have had on our access to capital, see “Management’s Discussion and Analysis” in our Annual Report on Form 10-K for the year ended December 31, 2003, which is incorporated herein by reference.

Risks Associated with Our Business

Recent and ongoing lawsuits relating to our former ownership of NRG could impair our profitability and liquidity and could divert the attention of our management.

     On July 31, 2002, a lawsuit purporting to be a class action on behalf of purchasers of our common stock between January 31, 2001 and July 26, 2002, was filed in the U.S. District Court for the District of Minnesota. The complaint named us; Wayne H. Brunetti, chairman and chief executive officer; Edward J. McIntyre, former vice president and chief financial officer; and former chairman James J. Howard as defendants. Among other things, the complaint alleged violations of Section 10(b) of the Securities Exchange Act and Rule 10b-5 related to allegedly false and misleading disclosures concerning various issues including but not limited to “round trip” energy trades; the nature, extent and seriousness of liquidity and credit difficulties at NRG; and the existence of cross-default provisions (with NRG credit agreements) in certain of our credit agreements. After filing the lawsuit, several additional lawsuits were filed with similar allegations, one of which added claims on behalf of a purported class of purchasers of two series of senior notes issued by NRG in January 2001. The cases have all been consolidated, and a consolidated amended complaint has been filed. The amended complaint charges false and misleading disclosures concerning “round trip” energy trades and the existence of provisions in our credit agreements for cross-defaults in the event of a default by NRG in one or more of NRG’s credit agreements; it adds as additional defendants Gary R. Johnson, general counsel; Richard C. Kelly, then president of Xcel Energy Enterprises; two former executive officers and one current executive officer of NRG, David H. Peterson, Leonard A. Bluhm, and William T. Pieper; and a former independent director of NRG, Luella G. Goldberg; and it adds claims of false and misleading disclosures, also regarding “round trip” trades and the cross-default provisions, as well as the extent to which the “fortunes” of NRG were tied to Xcel Energy, especially in the event of a buyback of NRG’s publicly owned shares under Section 11 of the Securities Act, with respect to issuance of the senior notes by NRG. The amended complaint seeks compensatory and rescissionary damages, interest and an award of fees and expenses. On September 30, 2003, in response to the defendants’ motion to dismiss, the court issued an order dismissing the claims brought by purchasers of the NRG senior notes against defendants James Howard, Gary R. Johnson, Richard C. Kelly, David H. Peterson, Leonard A. Bluhm, William T. Pieper and Luella Goldberg. The court, however, denied the motion related to claims brought by our shareholders against us, James Howard, Wayne Brunetti and Edward McIntyre. Subsequently, following a pre-trial conference in December 2003, this matter was ordered to be ready for trial by February 1, 2006. Presently the parties are in the preliminary stages of discovery.

     On August 15, 2002, a shareholder derivative action was filed in the U.S. District Court for the District of Minnesota, purportedly on behalf of us, against the directors and certain present and former officers, citing essentially the same circumstances as the securities class actions described immediately preceding and asserting breach of fiduciary duty. This action has been consolidated for pre-trial purposes with the securities class actions and an amended complaint was filed. After the filing of this action, two additional derivative actions were filed in the state trial court for Hennepin County, Minnesota, against essentially the same defendants, focusing on allegedly wrongful energy trading activities and asserting breach of fiduciary duty for failure to establish adequate accounting controls, abuse of control and gross mismanagement. Considered collectively, the complaints seek compensatory damages, a return of compensation received, and awards of fees and expenses. In each of the cases, the defendants filed motions to dismiss the complaint or amended complaint for failure to make a proper pre-suit demand, or in the federal court case, to make any pre-suit demand at all, upon our board of directors. The motions in federal court have not been ruled upon. In an order dated January 6, 2004, the Minnesota district court judge granted the defendants’ motion to dismiss both of the state court actions. On March 3, 2004, the plaintiffs filed notices of appeal related to this decision. Discovery is proceeding in conjunction with the securities litigation, previously described.

     On September 23, 2002, and October 9, 2002, two essentially identical actions were filed in the U.S. District Court for the District of Colorado, purportedly on behalf of classes of employee participants in our and our predecessors’ 401(k) or employee stock ownership plans, from as early as September 23, 1999, forward. The complaints in the actions name as defendants us, our directors, certain former directors, James J. Howard and Giannantonio Ferrari, and certain present and former officers, Edward J. McIntyre and David E. Ripka. The complaints allege violations of the Employee Retirement Income Security Act in the form of breach of fiduciary duty in allowing or encouraging purchase, contribution and/or retention of our common stock in the plans and making misleading statements and omissions in that regard. The complaints seek injunctive relief, restitution, disgorgement and other remedial relief, interest and an award of fees and expenses. The defendants filed motions to dismiss the complaints. On March 10, 2004, the defendants' motions to dismiss were granted in part and denied in part. The plaintiffs have made certain voluntary disclosure of information, and discovery is proceeding in conjunction with the securities litigation previously described. Upon motion of defendants, the cases have been transferred to the District of Minnesota for purposes of coordination with the securities class actions and shareholders derivative action pending there.

     The defense of these lawsuits may divert the attention of our management. In addition, if any one or a combination of these cases or other similar claims result in a substantial monetary judgment against us or are settled on unfavorable terms, our results of operations and liquidity could be materially adversely affected.

Our profitability depends in part on the ability of our utility subsidiaries to recover their costs from their customers and there may be changes in circumstances or in the regulatory environment that impair the ability of our utility subsidiaries to recover costs from their customers.

     We are subject to comprehensive regulation by several federal and state utility regulatory agencies, which significantly influences our operating environment and our ability to recover our costs from utility customers. The utility commissions in the states where our utility subsidiaries operate regulate many aspects of our utility operations including siting and construction of facilities, customer service and the rates that we can charge customers.

     The profitability of our utility operations is dependent on our ability to recover costs related to providing energy and utility services to our customers. As a result of the energy crisis in California and the financial troubles at a number of energy companies, including the financial circumstances surrounding NRG, the regulatory environments in which we operate have received an increased amount of public attention. In addition, in light of the credit and liquidity events regarding NRG and its eventual bankruptcy filing, we face enhanced scrutiny from our state regulators. Although we believe that the current regulatory environment applicable to our business would permit us to recover the costs of our utility services, it is possible that there could be changes in the regulatory environment that would impair our ability to recover costs historically absorbed by our customers. State utility commissions generally possess broad powers to ensure that the needs of the utility customers are being met. We may be asked to ensure that our ratepayers are not harmed as a result of the bankruptcy filing by NRG. The state utility commissions also may seek to impose restrictions on the ability of our utility subsidiaries to pay dividends to us. If successful, this could materially and adversely affect our ability to meet our financial obligations, including making payments on the notes.

     In August 2002, the Minnesota Public Utilities Commission (“MPUC”) asked for information related to the impact of NRG’s financial circumstances on NSP-Minnesota. In an order dated October 22, 2002, the MPUC required NSP-Minnesota to report specified financial information and work with interested parties on various issues to ensure its commitments are fulfilled. The October 22, 2002 order references NSP-Minnesota’s commitment (made at the time of our merger with New Century Energies, Inc. in August 2000) to not seek an electric base rate increase until 2006 unless certain exceptions are met. In addition, among other requirements, the order imposes restrictions on NSP-Minnesota’s ability to encumber utility property, provide intercompany loans and the method by which it can calculate its cost of capital in present and future filings before the MPUC.

     The Public Service Commission of the State of Wisconsin and the Public Utilities Commission of the State of Colorado (“CPUC”) have also asked for information related to the impact of NRG’s financial circumstances on NSP-Wisconsin and PSCo, respectively. Neither commission has begun a formal investigation, although the CPUC has opened a docket to consider whether PSCo’s cost of debt has been adversely affected by the financial difficulties at NRG and, if so, whether any adjustments to PSCo’s cost of capital should be made in connection with its 2002 annual electric department earnings test.

     The events relating to NRG could also negatively impact the positions taken by the state regulatory commissions in pending and future rate proceedings, which could result in reduced recovery of our costs.

     As discussed above, our system also is subject to the jurisdiction of the SEC under PUHCA, which imposes a number of restrictions on the operations of registered holding company systems. These restrictions include, subject to certain exceptions, a requirement that the SEC approve securities issuances, payments of dividends out of capital or unearned surplus, sales and acquisitions of utility assets or of securities of utility companies and acquisitions of other businesses. PUHCA also generally limits the operations of a registered holding company like us to a single integrated public utility system, plus additional energy-related businesses. PUHCA rules require that transactions between affiliated companies in a registered holding company system be performed at cost, with limited exceptions.

     The FERC has jurisdiction over wholesale rates for electric transmission service and electric energy sold at wholesale in interstate commerce, hydro facility licensing and certain other activities of our utility subsidiaries. Federal, state and local agencies also have jurisdiction over many of our other activities, including regulation or retail rates and environmental matters.

     We are unable to predict the impact on our operating results from the future regulatory activities of any of these agencies. Changes in regulations or the imposition of additional regulations could have an adverse impact on our results of operations and hence could materially and adversely affect our ability to meet our financial obligations, including making payments on the notes.

We are subject to commodity price risk, credit risk and other risks associated with energy markets.

     We are exposed to market and credit risks in our generation, retail distribution and energy trading operations. To minimize the risk of market price and volume fluctuations, we enter into physical and financial derivative instrument contracts to hedge purchase and sale commitments, fuel requirements and inventories of natural gas, distillate fuel oil, electricity and coal, and emission allowances. However, physical and financial derivative instrument contracts do not completely eliminate risks, including commodity price changes, market supply shortages, credit risk and interest rate changes. The impact of these variables could result in our inability to fulfill contractual obligations, significantly higher energy or fuel costs relative to corresponding sales contracts or increased interest expense.

     Credit risk includes the risk that counterparties that owe us money or energy will breach their obligations. Should the counterparties to these arrangements fail to perform, we may be forced to enter into alternative arrangements. In that event, our financial results could be adversely affected and we could incur losses.

     We mark our energy trading portfolio to estimated fair market value on a daily basis (mark-to-market accounting), which causes earnings variability. Quoted market prices are utilized in determining the value of electric energy, natural gas and related derivative commodity instruments. For longer-term positions, which are limited to a maximum of eighteen months, and certain short-term positions for which market prices are not available, we utilize models based on forward price curves. These models incorporate estimates and assumptions as to a variety of factors such as pricing relationships between various energy commodities and geographic locations. Actual experience can vary significantly from these estimates and assumptions.

We may be subject to enhanced scrutiny and potential liabilities as a result of our trading operations.

     A number of parties purchasing energy in markets operated by the California Independent System Operator (“California ISO”) or the California Power Exchange have asserted prices paid for such energy were unjust and unreasonable and that refunds should be made in connection with sales in those markets for the period October 2, 2000 through June 20, 2001. PSCo supplied energy to these markets during this period and has been an active participant in the proceedings. The FERC ordered an investigation into the California ISO and California Power Exchange spot markets and concluded that the electric market structure and market rules for wholesale sales of energy in California were flawed and have caused unjust and unreasonable rates for short-term energy under certain conditions. The FERC ordered modifications to the market structure and rules in California and established an administrative law judge to make findings with respect to, among other things, the amount of refunds owed by each supplier based on the difference between what was charged and what would have been charged in a more functional market, i.e., the “market clearing price,” which in turn is based on the unit providing energy in an hour with the highest incremental cost. The initial proceeding related to California’s demand for $8.9 billion in refunds from power sellers. The administrative law judge subsequently stated that after assessing a refund of $1.8 billion for power prices, power suppliers were owed $1.2 billion because the State of California was holding funds owed to suppliers. Because of the low volume of sales that PSCo had into California after this date, PSCo’s exposure is estimated at approximately $1.2 million, which is offset by amounts owed by the California ISO to PSCo in excess of that amount.

     Certain California parties have sought rehearing of this decision. Among other things, they have asserted that the refund effective date should be set at an earlier date. They have based this request in part on the argument that the use by sellers of certain trading strategies in the California market resulted in unjust and unreasonable rates, thereby justifying an earlier refund effective date. The FERC subsequently allowed the purchasing parties to request from sellers, including PSCo, additional information regarding the market participants’ use of certain strategies and the effect those strategies may have had on the market. Based on the additional information they obtained, these purchasing entities argued to the FERC that use of these strategies did justify an earlier refund effective date. PSCo has estimated that the requested earlier effective date could increase PSCo’s refund exposure to approximately $15 million.

     In an order issued on October 16, 2003, the FERC determined that the refund effective date should not be reset to an earlier date, and gave clarification how refunds should be determined for the previously set refund period. The proceeding is still pending at the FERC to address the refund level issue. Certain California parties have filed appeals of the FERC’s decision not to establish an earlier refund effective date.

     On June 25, 2003, the FERC issued two show cause orders addressing alleged improper market behavior in the California electricity markets. In the first show cause order, the FERC found that 24 entities may have worked in concert through partnerships, alliances or other arrangements to engage in activities that constitute gaming and/or anomalous market behavior. The FERC initiated proceedings against these 24 entities requiring that they show cause why their behavior did not constitute gaming and/or anomalous market behavior. PSCo was not named in this order. In a second show cause order, the FERC indicated that various California parties, including the California ISO, have alleged that 43 entities individually engaged in one or more of seven specific types of practices that the FERC has identified as constituting gaming or anomalous market behavior within the meaning of the California ISO and California Power Exchange tariffs. PSCo was listed in an attachment to that show cause order as having been alleged to have engaged in one of the seven identified practices, namely circular scheduling. Subsequent to the show cause order, PSCo provided information to the FERC staff showing PSCo did not engage in circular scheduling. Subsequently, certain California parties requested that the FERC make PSCo subject to the show cause proceeding addressing partnerships and expand the scope of the show cause order addressing gaming and/or anomalous to have PSCo address an allegation that it engaged in another of the specified activities, namely “load shift.”

     On August 29, 2003, the FERC trial staff filed a motion to dismiss PSCo from the show cause proceeding. On January 22, 2004, the FERC granted its trial staff’s motions to dismiss certain parties, including PSCo, from the show cause proceedings addressing the use of gaming or anomalous market behavior. The FERC also rejected requests to expand the scope of the show cause proceedings. On February 23, 2004, certain California parties sought rehearing of the FERC’s orders.

     In July 2001, the FERC ordered a preliminary hearing to determine whether there may have been unjust and unreasonable charges for spot market bilateral sales in the Pacific Northwest for the period December 25, 2000 through June 20, 2001. PSCo supplied energy to the Pacific Northwest markets during this period and has been an active participant in the hearings. In September 2001, the presiding administrative law judge concluded that prices in the Pacific Northwest during the referenced period were the result of a number of factors, including the shortage of supply, excess demand, drought and increased natural gas prices. Under these circumstances the administrative law judge concluded that the prices in the Pacific Northwest markets were not unreasonable or unjust and no refunds should be ordered. Subsequent to the ruling the FERC has allowed the parties to request additional evidence regarding the use of certain strategies and how they may have impacted the markets in the Pacific Northwest markets. For the referenced period parties have claimed the total amount of transactions with PSCo subject to refund are $34 million.

     On June 25, 2003, the FERC issued an order terminating the proceeding without ordering further proceedings. On November 10, 2003, in response to requests for rehearing, the FERC reaffirmed this ruling to terminate the proceeding without refunds. Certain purchasers have filed appeals of the FERC’s orders in this proceeding.

     Pursuant to a formal order of investigation, on June 26, 2002, the SEC issued a subpoena to us requesting all documents concerning any so-called “round trip trades” with Reliant Resources, Inc. Pursuant to a another formal order of investigation, on October 3, 2002, the SEC issued a subpoena to us calling for additional information concerning certain energy trades between us on the one hand and Duke Energy Corporation and Mirant Corporation on the other, involving the same product, quantity and price executed on the same day. We have produced documents and have cooperated in these investigations, but cannot predict the outcome of any investigation.

     If it were to be determined that we acted improperly in connection with these trading activities, we could be subject to a range of potential sanctions, including civil penalties and loss of market-based trading authority.

     In addition, a number of actions have been filed in state and federal courts relating to power sales in California and other Western markets from May 2000 through June 2001. Although we and PSCo have not been named in the California litigation, it is possible that we could be brought into the pending litigation, or named in future proceedings. There are also actions pending at FERC regarding these and similar issues. We cannot assure you that we will not have to pay refunds or other damages as a result of these proceedings. Any such refunds or damages could have an adverse effect on our financial condition and results of operations.

     In 2002 and 2003, the Commodity Futures Trading Commission (“CFTC”) issued broad subpoenas to us on behalf of our affiliates, including PSCo and NRG, calling for production, among other things, of “documents related to natural gas and electricity trading”, as well as documents concerning the reporting of energy transactions to industry publications. The CFC also requested testimony from current and former employees and executives concerning the reporting of energy transactions. We have produced documents and other materials, including documents identifying instances where our e prime subsidiary reported natural gas transactions to an industry publication in a manner inconsistent with the publication’s instructions. We have determined that e prime employees reported inaccurate trading information to an industry publication and may have reported inaccurate trading information to other industry publications. e prime ceased reporting to publications in 2002.

     Prior to the CFC investigation, e prime had 32 employees. As a result of the investigation and our decision to exit the natural gas merchant business, e prime has severed all but four of its employees.

     In January 2004, we and e prime reached a settlement agreement with the CFTC with respect to the allegations that e prime submitted inaccurate information to industry publications. Without admitting or denying the CFTC’s findings, e prime agreed to pay $16 million to settle the matter. The CFTC order resolving the matter recognized our cooperation in the CFTC’s investigation. We pledged to continue cooperating with the CFTC.

     In February 2004, a purported class action complaint was filed in the U.S. District Court for the Southern District of New York against e prime and three other defendants by Cornerstone Propane Partners, L.P., Robert Calle Gracey and Dominick Viola on behalf of a class who purchased or sold one or more New York Mercantile Exchange natural gas futures and/or options contracts during the period from January 1, 2000 to December 31, 2002. The complaint alleges that the defendants manipulated the price of natural gas futures and options and/or the price of natural gas underlying those contracts in violation of the Commodities Exchange Act. On February 2, 2004, the plaintiffs requested that this action be consolidated with a similar suit involving Reliant Energy Services. We are in the process of reviewing this recently filed complaint and intend to vigorously defend the lawsuit.

     We believe that none of e prime’s reporting to industry publications had any effect on the financial accounting treatment of any transaction recorded in our books and records. However, we are unable to determine if any reporting of inaccurate trade information to industry publications affected price indices. To date, the investigation indicates that there are no similar issues with respect to electricity trading reporting.

We received a Notice of Violation from the United States Environmental Protection Agency (“EPA”) alleging violations of the New Source Review requirements of the Clean Air Act at two of our stations in Colorado and we continue to respond to information requests related to several of our plants in Minnesota. The ultimate financial impact to us is uncertain at this time.

     On November 3, 1999, the United States Department of Justice filed suit against a number of electric utilities for alleged violations of the Clean Air Act’s New Source Review (“NSR”) requirements related to alleged modifications of electric generating stations located in the South and Midwest. Subsequently, the EPA also issued requests for information pursuant to the Clean Air Act to numerous other electric utilities, including us, seeking to determine whether these utilities engaged in activities that may have been in violation of the NSR requirements. In 2001, we responded to the EPA’s initial information requests related to our plants in Colorado.

     On July 1, 2002, we received a Notice of Violation (“NOV”) from the EPA alleging violations of the NSR requirements at PSCo’s Comanche and Pawnee stations in Colorado. The NOV specifically alleges that various maintenance, repair and replacement projects undertaken at the plants in the mid- to late-1990s were non-routine “major modifications” and should have required a permit under the NSR process. We believe we acted in full compliance with the Clean Air Act and NSR process. We believe that the projects identified in the NOV fit within the routine maintenance, repair and replacement exemption contained within the NSR regulations or are otherwise not subject to the NSR requirements. We also believe that the projects would be expressly authorized under the EPA’s NSR equipment-replacement rulemaking promulgated in October 2003. On December 24, 2004, the U.S. Court of Appeals for the District of Columbia stayed this rule while it considers challenges to it. We disagree with the assertions contained in the NOV and intend to vigorously defend our position. As required by the Clean Air Act, the EPA met with us in a conference in September 2002 to discuss the NOV.

     If the EPA is successful in any subsequent litigation regarding the issues set forth in the NOV or any matter arising as a result of its information requests, it could require PSCo to install additional emission control equipment at the facilities and pay civil penalties. Civil penalties are limited to not more than $25,000 to $27,500 per day for each violation, commencing from the date the violation began. The ultimate financial impact to us is not determinable at this time.

     The EPA also issued requests for information pursuant to the Clean Air Act to our subsidiary NSP-Minnesota. In 2001, NSP-Minnesota responded to the EPA’s initial information requests related to its plants in Minnesota. On May 22, 2002, the EPA issued a follow-up information request to NSP-Minnesota seeking additional information regarding NSR compliance at its plants in Minnesota. NSP-Minnesota has completed its response to the follow-up information request in the fall of 2002. NSP-Minnesota believes that it acted in full compliance with the Clean Air Act and the NSR requirements. However, if the EPA disagrees and NSP-Minnesota is unsuccessful in resolving any issues, it may be required to install additional emission control equipment at the facilities at significant cost and pay civil penalties, which could have a material adverse effect on our financial condition and results of operations.

     On December 10, 2001, the Minnesota Pollution Control Agency (“MPCA”) issued a notice of violation to NSP-Minnesota alleging air quality violations related to the replacement of a coal conveyor and violations of an opacity limitation at the A.S. King generating plant. This NOV is separate from and not related to the requests for information discussed above. The MPCA based its notice of violation in part on an EPA determination that the replacement constituted reconstruction of an affected facility under the Clean Air Act’s NSR requirements. On June 27, 2003, the EPA rejected NSP-Minnesota’s request for reconsideration of that determination. The New Source Performance Standard for coal handling systems is unlikely to require the installation of any emission controls not currently in place on the plant. It may impose additional monitoring requirements that would not have material impact on NSP-Minnesota or its operations. In addition, the MPCA or EPA may impose civil penalties for violations of up to $27,500 per day per violation. NSP-Minnesota is working with the MPCA to resolve the notice of violation.

Our subsidiary, PSCo, has received a notice from the Internal Revenue Service (“IRS”) proposing to disallow certain interest expense deductions that PSCo claimed in 1993 through 1997. Should the IRS ultimately prevail on this issue, our liquidity position and financial results could be materially adversely affected.

     One of PSCo’s wholly owned subsidiaries, PSR Investments, Inc. (“PSRI”), owns and manages, among other things, permanent life insurance policies on some of PSCo’s employees known as corporate-owned life insurance (“COLI”) policies. At various times, PSCo made borrowings against the cash values of these COLI policies and deducted the interest expense on these borrowings. The IRS issued a Notice of Proposed Adjustment to PSCo proposing to disallow interest expense deductions PSCo had taken in tax years 1993 through 1997 related to COLI policy loans. A request for technical advice from the IRS National Office with respect to the proposed adjustment had been pending. In late 2001, PSCo received a technical advice memorandum from the IRS National Office that communicated a position adverse to PSRI. Consequently, the IRS examination division is expected to begin the process of disallowing the interest expense deductions for the tax years 1993 through 1997.

     We intend to challenge the IRS determination, which could require several years to reach final resolution. Because it is our position that the IRS determination is not supported by the tax law, PSRI has not recorded any provision for income tax or interest expense related to this matter and continued to take deductions for interest expense related to policy loans on income tax returns for subsequent years. However, defense of our position may require significant cash outlays on a temporary basis if refund litigation is pursued in United States District Court.

     The total disallowance of interest expense deductions for the period of 1993 through 1997 is approximately $175 million. Additional interest expense deductions for the period 1998 through 2003 are estimated to total approximately $404 million. Should the IRS ultimately prevail on this issue, tax and interest payable through December 31, 2003 would reduce earnings by an estimated $254 million (after tax). Because we are continuing to claim deductions for interest expense related to these COLI policy loans, the tax and interest ultimately owed by us, should the IRS ultimately prevail, will continue to increase over time.

     Should the IRS ultimately prevail on the COLI policy loan issue, our liquidity position, financial condition and results of operations could be materially adversely affected.

Our subsidiary, NSP-Minnesota, is subject to the risks of nuclear generation.

     NSP-Minnesota’s two nuclear stations, Prairie Island and Monticello, subject it to the risks of nuclear generation, which include:

•	the risks associated with storage, handling and disposal of radioactive materials and the current lack of a long-term disposal solution for radioactive materials;

•	limitations on the amounts and types of insurance commercially available to cover losses that might arise in connection with nuclear operations; and

•	uncertainties with respect to the technological and financial aspects of decommissioning nuclear plants at the end of their licensed lives.

     The Nuclear Regulatory Commission (“NRC”) has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of non-compliance, the NRC has the authority to impose fines or shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. Revised safety requirements promulgated by the NRC could necessitate substantial capital expenditures at NSP-Minnesota’s nuclear plants. In addition, although we have no reason to anticipate a serious nuclear incident, if an incident did occur, it could have a material adverse effect on our results of operations or financial condition. Furthermore, the non-compliance of other nuclear facilities operators with applicable regulations or the occurrence of a serious nuclear incident at other facilities could result in increased regulation of the industry as a whole, which could then increase NSP-Minnesota’s compliance costs and impact the results of operations of its facilities.

Recession, grid disturbances, acts of war or terrorism could negatively impact our business.

     The consequences of a prolonged recession and adverse market conditions may include the continued uncertainty of energy prices and the capital and commodity markets. We cannot predict the impact of any continued economic slowdown or fluctuating energy prices. However, such impact could have a material adverse effect on our financial condition and results of operations.

     Also, because our generation and transmission systems are part of an interconnected regional grid, we face the risk of possible loss of business due to a disruption or black-out caused by an event (severe storm, generator or transmission facility outage) on a neighboring system or the actions of a neighboring utility, similar to the August 14, 2003 black-out in portions of the eastern U.S. and Canada. Any such disruption could result in a significant decrease in revenues and significant additional costs to repair assets, which could have a material adverse impact on our financial condition and results of operation.

     The conflict in Iraq and any other military strikes or sustained military campaign may affect our operations in unpredictable ways and may cause changes in the insurance markets, force us to increase security measures and cause disruptions of fuel supplies and markets, particularly with respect to gas and energy. The possibility that infrastructure facilities, such as electric generation, transmission and distribution facilities, would be direct targets of, or indirect casualties of, an act of war may affect our operations. War and the possibility of further war may have an adverse impact on the economy in general. A lower level of economic activity might result in a decline in energy consumption, which may adversely affect our revenues and future growth. Instability in the financial markets as a result of war may also affect our ability to raise capital.

     Further, like other operators of major industrial facilities, our generation plants, fuel storage facilities and transmission and distribution facilities may be targets of terrorist activities that could result in disruption of our ability to produce or distribute some portion of our energy products. Any such disruption could result in a significant decrease in revenues and significant additional costs to repair and insure our assets, which could have a material adverse impact on our financial condition and results of operation.

Increased competition resulting from restructuring efforts could have a significant financial impact on us and consequently decrease our revenue.

     Retail competition and the unbundling of regulated energy and gas service could have a significant financial impact on us and our subsidiaries due to an impairment of assets, a loss of retail customers, lower profit margins and/or increased costs of capital. The restructuring may have a significant impact on our financial position, results of operations and cash flows. We cannot predict when we will be subject to changes in legislation or regulation, nor can we predict the impact of these changes on our financial position, results of operations or cash flows. We believe that the prices our utility subsidiaries charge for electricity and gas and the quality and reliability of their service currently place them in a position to compete effectively in the energy market.

Our operating results may fluctuate on a seasonal and quarterly basis and can be adversely affected by milder weather.

     Our electric and gas utility businesses are seasonal businesses and weather patterns can have a material impact on our operating performance. Demand for electricity is often greater in the summer and winter months associated with cooling and heating. Because natural gas is heavily used for residential and commercial heating, the demand for this product depends heavily upon weather patterns throughout our service territory and a significant amount of natural gas revenues are recognized in the first and fourth quarters related to the heating season. Accordingly, our operations have historically generated less revenues and income when weather conditions are milder in the winter and cooler in the summer. We expect that unusually mild winters and summers would have an adverse effect on our financial condition and results of operations.

Risks Related to the Notes

The notes are effectively subordinated to all existing and future indebtedness and liabilities of our subsidiaries and would have a claim that is junior with respect to the assets securing any secured debt issued by us.

     As a stockholder, rather than a creditor, of our subsidiaries, our right and the rights of our creditors to participate in the assets of any of our subsidiaries upon any liquidation or reorganization of that subsidiary will rank behind the claims of that subsidiary’s creditors, including trade creditors (except to the extent we have a claim as a creditor of such subsidiary). As a result, the notes are effectively subordinated to all existing and future indebtedness and other liabilities, including trade payables, of our subsidiaries.

     As of December 31, 2003, our subsidiaries had outstanding indebtedness and other liabilities of approximately $13 billion. Some of these liabilities are secured by the assets of these subsidiaries. We and our subsidiaries may incur additional debt. The indenture governing the notes does not contain any restriction on us or our subsidiaries incurring additional debt, including secured debt which would have a prior claim on the assets securing the debt. We would need to obtain certain federal and state regulatory approvals in order to issue secured debt at the holding company level.

Any lowering of the credit ratings of our senior debt would likely reduce the value of the notes.

     As described above under the caption “Risk Factors — Risks Related to Our Liquidity and Access to the Capital Markets,” our credit ratings were lowered in 2002 and could be further lowered in the future. Any lowering of the credit rating of our senior debt would likely reduce the value of the notes.

The notes have no prior public market and a public market may not develop.

     There is no existing market for the notes. We do not plan to apply for listing of any notes sold pursuant to this prospectus on any securities exchange or for inclusion of such notes in any automated quotation system. The notes may trade at a discount, depending on the prevailing interest rates, the market for similar securities, the price of our common stock, our performance and other factors. We do not know whether an active trading market will develop for the notes. To the extent that an active trading market does develop, the price at which you may be able to sell the notes, if at all, may be less than the price you pay for them.

Certain provisions of law, as well as provisions in our bylaws and shareholder rights plan, may make it more difficult for others to obtain control of us, even though some shareholders might consider this favorable.

     We are a Minnesota corporation and certain anti-takeover provisions of Minnesota law apply to us and create various impediments to the acquisition of control of us or to the consummation of certain business combinations with us. In addition, our bylaws and shareholder rights plan contain provisions which may make it more difficult to remove incumbent directors or effect certain business combinations with us without the approval of our board of directors. See “Description of Capital Stock.” Finally, certain federal and state utility regulatory statutes may also make it difficult for another party to acquire a controlling interest in us. These provisions of law and of our corporate documents, individually or in the aggregate, could discourage a future takeover attempt which individual shareholders might deem to be in their best interests or in which shareholders would receive a premium for their shares over current prices.

We may enter into acquisitions, changes of control, refinancings or other recapitalizations or highly leveraged transactions that could increase the amount of debt outstanding, affect our capital structure or credit quality, or otherwise adversely affect the notes.

     We may decide to enter into acquisitions, changes of control, refinancings of our current debt or other recapitalizations or highly leveraged transactions that could increase the amount of debt outstanding, affect our capital structure or credit quality, or otherwise adversely affect investors such as holders of the notes. Holders of the notes covered by this prospectus are not protected in the event of a highly leveraged transaction or a change of control except that a change of control permits the repurchase of notes at the option of the holder.

We may issue additional shares of our common stock that could dilute the value of our common stock issuable upon conversion of the notes.

     We may be required to issue additional shares of our common stock that may dilute the value of our common stock and may adversely affect the market price our common stock.

     On March 13, 2001, NRG completed the sale of 11.5 million equity units, consisting of a corporate unit comprising a $25 principal amount of NRG’s senior debentures and an obligation to acquire shares of NRG common stock no later than May 18, 2004. Initially the equity units were convertible by the holder into NRG common stock. Following the exchange offer and subsequent short form merger pursuant to which we acquired the outstanding publicly-held stock of NRG on June 3, 2002, the equity units may be converted by the holder into our common stock. The maximum number of shares to be issued by us upon conversion of the equity units is 5,323,925 (subject to adjustment for specified events arising from stock splits and combinations, stock dividends and other actions that modify our capital structure).

     We and some of our subsidiaries have incentive compensation plans under which stock options and other performance incentives are awarded to key employees. As of December 31, 2003, stock options for 15,613,796 shares of common stock were outstanding, of which options for 9,357,993 shares of common stock were exercisable. The exercise price for the options ranges from $11.50 to $51.25. In addition, certain employees also may be awarded restricted stock under our incentive plans. We hold restricted stock until restrictions lapse, generally ratably over a three year period. We granted no restricted shares in 2003, 50,083 restricted shares in 2002, 21,774 restricted shares in 2001, 58,690 restricted shares in 2000 and 52,688 restricted shares in 1999.

Our ability to pay dividends on our common stock may be restricted by regulatory requirements.

     Under PUHCA, unless there is an order from the SEC, a holding company or any subsidiary may only declare and pay dividends out of retained earnings. Due to 2002 losses incurred by NRG, retained earnings of Xcel Energy were a deficit during parts of 2002 and 2003 and, accordingly, dividends were delayed until earnings were sufficient to eliminate this deficit or Xcel Energy was granted relief under the PUHCA. At December 31, 2003, our retained earnings were approximately $369 million See “Management’s Discussion and Analysis of Financial Conditions and Results of Operation” — Common Stock Dividends” for a discussion of factors affecting our payment of dividends.

Fluctuations in the market price of our common stock could adversely affect the trading price of the notes.

     The market price of our common stock has fluctuated recently. In addition, the stock market in recent years has experienced significant price and volume fluctuations that have often been unrelated to the operating performance of companies. The market price of our common stock may continue to fluctuate in the future. Negative fluctuations in the market price of our common stock could adversely impact the trading price of the notes.

USE OF PROCEEDS

     We will not receive any proceeds from the sale by any selling security holder of the notes or the common stock issuable upon conversion of the notes. See “Selling Security Holders.”

DESCRIPTION OF THE NOTES

     We issued the notes under an indenture between us and Wells Fargo Bank Minnesota, National Association, as trustee, dated November 21, 2002. The terms of the notes include those provided in the indenture and those provided in the registration rights agreement, which we entered into with the initial purchasers of the notes. For purposes of this “Description of the Notes,” any references to “Xcel Energy,” “we,” “our” or “us” refers to Xcel Energy Inc. and not its subsidiaries.

     The following description of provisions of the notes is not complete and is subject to, and qualified in its entirety by reference to, the notes, the indenture and the registration rights agreement, each of which has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

General

     The notes are our general unsecured and unsubordinated obligations and are convertible into our common stock, at the option of the holders, as described under “Conversion Rights” below. The notes are limited to $230,000,000 aggregate principal amount and will mature on November 21, 2007, unless sooner repurchased by us at the option of the holder upon the occurrence of a Change of Control (as defined below).

     The notes bear interest from November 21, 2002 at the rate of 7½% per year. Interest is payable semi-annually on May 21 and November 21 of each year to holders of record at the close of business on the preceding May 6 and November 6, respectively, beginning May 21, 2003. We may pay interest on notes represented by certificated notes by check mailed to such holders. However, a holder of notes with an aggregate principal amount in excess of $5,000,000 will be paid by wire transfer in immediately available funds at the election of such holder. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest will cease to accrue on a note upon its maturity, conversion or purchase by us upon a Change of Control.

     Principal will be payable, and the notes may be presented for conversion, registration of transfer and exchange, without service charge, at our office or agency maintained for such purposes, which shall initially be the office or agency of the trustee in Minneapolis, Minnesota. See “ — Form, Denomination and Registration” below.

     The indenture does not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of our securities or the incurrence of indebtedness. The indenture also does not contain any covenants or other provisions that afford protection to holders of notes in the event of a highly leveraged transaction or a Change of Control of us except to the extent described under “ — Change of Control Permits Purchase of Notes at the Option of the Holder” below.

Dividend Protection

     We will make additional payments of interest, referred to in this prospectus as protection payments, on the notes in an amount equal to any portion of our per share dividends on our common stock that exceeds $0.1875 per quarter that would have been payable to the holders of the notes if such holders had converted their notes on the record date for such dividend (subject to adjustment for stock splits, stock dividends, stock combinations and other similar transactions). Such payment is referred to herein as a “protection payment.” The record date and payment date for such protection payment shall be the same as the corresponding record date and payment date of our common stock to which the protection payment relates. Holders of the notes will not be entitled to any protection payment if the dividend triggering the protection payment causes an adjustment to the conversion rate. See “ — Conversion Rights.”

Conversion Rights

     The holders of notes may, at any time prior to the close of business on the final maturity date of the notes, convert any outstanding notes (or portions thereof) into, at the option of the holders, our common stock, initially at a conversion price of $12.33 per share, which is equal to a conversion rate of approximately 81.1359 shares per $1,000 principal amount of notes. The conversion rate is subject to adjustment upon the occurrence of certain events as described below. Holders may convert notes only in denominations of $1,000 and whole multiples of $1,000. Except as described below, no adjustment will be made on conversion of any notes for interest accrued thereon or dividends paid on any common stock. Notwithstanding the above, if notes are converted after a record date but prior to the next succeeding interest payment date, holders of such notes at the close of business on the record date will receive the semi-annual interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. In such event, such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of semi-annual interest payable on the principal amount of notes so converted. We are not required to issue fractional shares of common stock upon conversion of notes and instead will pay a cash adjustment based upon the market price of the common stock on the last trading day before the date of the conversion.

     A holder may exercise the right of conversion by delivering the note to be converted to the specified office of a conversion agent, with a completed notice of conversion, together with any funds that may be required as described in the preceding paragraph. The conversion date will be the date on which the notes, the notice of conversion and any required funds have been so delivered. A holder delivering a note for conversion will not be required to pay any taxes or duties relating to the issuance or delivery of the common stock for such conversion, but will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than the holder of the note. Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by the holder have been paid. If any note is converted prior to the expiration of the holding period applicable for sales thereof under Rule 144(k) under the Securities Act (or any successive provision), the common stock issuable upon conversion will not be issued or delivered in a name other than that of the holder of the note unless the applicable restrictions on transfer have been satisfied.

     We will adjust the conversion rate for certain events, including:

•	the issuance of our common stock as a dividend or distribution on our common stock;

•	certain subdivisions and combinations of our common stock;

•	the issuance to all holders of our common stock of certain rights or warrants to purchase our common stock (or securities convertible into our common stock) at less than (or having a conversion price per share less than) the then current market price of our common stock;

•	the dividend or other distribution to all holders of our common stock or shares of our capital stock (other than common stock) of evidences of indebtedness or assets (including securities, but excluding (A) those rights and warrants referred to in the immediately preceding bullet point above, (B) dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the second succeeding paragraph or (C) dividends or distributions paid exclusively in cash);

•	dividends or other distributions (other than our regular quarterly dividends) consisting exclusively of cash to all holders of our common stock to the extent that such distributions, combined together with (A) all other such all cash distributions made within the preceding 12 months for which no adjustment has been made plus (B) any cash and the fair market value of other consideration paid in any tender offers by us or any of our subsidiaries for our common stock concluded within the preceding 12 months for which no adjustment has been made, exceeds 5% of our market capitalization (which is the product of the then current market price of our common stock times the number of shares of our common stock then outstanding) on the record date for such distribution; and

•	the purchase of our common stock pursuant to a tender offer made by us or any of our affiliates to the extent that the same involves an aggregate consideration that, together with (A) any cash and the fair market value of any other consideration paid in any other tender offer by us or any of our affiliates for our common stock expiring within the 12 months preceding such tender offer for which no adjustment has been made plus (B) the aggregate amount of any all-cash distributions referred to in the immediately preceding bullet above to all holders of our common stock within 12 months preceding the expiration of tender offer for which no adjustments have been made, exceeds 5% of our market capitalization on the expiration of such tender offer.

     If we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average sale prices of those securities for the ten trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted.

     No adjustment in the conversion rate will be required unless such adjustment would require a change of at least 1% in the conversion rate then in effect at such time. Any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion rate will not be adjusted for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

     In the case of:

•	any reclassification or change of our common stock (other than changes resulting from a subdivision or combination) or

•	a consolidation, merger or combination involving us or a sale or conveyance to another corporation of all or substantially all of our property and assets,

in each case, as a result of which holders of our common stock are entitled to receive stock, other securities, other property or assets (including cash), or any combination thereof, with respect to or in exchange for our common stock, the holders of the notes then outstanding will be entitled thereafter to convert those notes into the kind and amount of shares of stock, other securities or other property or assets (including cash), or any combination thereof, which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, combination, sale or conveyance had such notes been converted into our common stock immediately prior to such reclassification, change, consolidation, merger, combination, sale or conveyance.

     We may not become a party to any such transaction unless its terms are consistent with the foregoing.

     If a taxable distribution to holders of our common stock or other transaction occurs which results in any adjustment of the conversion price, the holders of notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. See “Important United States Federal Income Tax Consequences.”

     We may from time to time, to the extent permitted by law, reduce the conversion price of the notes by any amount for any period of at least 20 days. In that case we will give at least 15 days’ notice of such decrease. We may make such reductions in the conversion price, in addition to those set forth above, as the board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

Ranking

     The notes are our unsecured and unsubordinated obligations. The notes rank on a parity in right of payment with all of our existing and future unsecured and unsubordinated indebtedness. There are currently no outstanding debt obligations junior to the notes. However, the notes are subordinated to any of our secured indebtedness, as to the assets securing such indebtedness. As of December 31, 2003, we have no secured indebtedness and our unsecured and unsubordinated indebtedness was $1 billion.

     In addition, the notes are effectively subordinated to all existing and future liabilities of our subsidiaries. We are a holding company and conduct business through our various subsidiaries. As a result, our cash flow and consequent ability to meet our debt obligations primarily depend on the earnings of our subsidiaries, and on dividends and other payments from our subsidiaries. Under certain circumstances, contractual and legal restrictions, as well as the financial condition and operating requirements of our subsidiaries, could limit our ability to obtain cash from our subsidiaries for the purpose of meeting debt service obligations, including the payment of principal and interest on the notes. Any rights to receive assets of any subsidiary upon its liquidation or reorganization and the consequent right of the holders of the notes to participate in those assets will be subject to the claims of that subsidiary’s creditors, including trade creditors, except to the extent that we are recognized as a creditor of that subsidiary, in which case its claims would still be subordinate to any security interests in the assets of that subsidiary. As of December 31, 2003, our subsidiaries had approximately $13 billion of indebtedness and other liabilities outstanding.

Change of Control Permits Purchase of Notes at the Option of the Holder

     If a Change of Control occurs, each holder of notes will have the right to require us to repurchase for cash all of that holder’s notes or any portion thereof that is equal to $1,000 or a whole multiple of $1,000, on the date that is 45 days after the date we give notice of a Change of Control at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, together with interest accrued and unpaid to, but excluding, the repurchase date.

     Within 30 days after the occurrence of a Change of Control, we are required to give notice to all holders of notes, as provided in the indenture, of the occurrence of the Change of Control and of their resulting repurchase right. We must also deliver a copy of our notice to the trustee. To exercise this right, the holder must deliver a written notice to the paying agent prior to the close of business on the business day prior to the Change of Control purchase date. Any such notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the Change of Control purchase date.

     A “Change of Control” will be deemed to have occurred at such time after the original issuance of the notes when the following has occurred:

•	any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) acquires the beneficial ownership (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have “beneficial ownership” of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, through a purchase, merger or other acquisition transaction, of 50% or more of the total voting power of our total outstanding voting stock, other than an acquisition by us, any of our subsidiaries or any of our employee benefit plans;

•	we consolidate with, or merge with or into, another person or convey, transfer, lease or otherwise dispose of all or substantially all of our assets to any person, or any person consolidates with or merges with or into us, other than:

•	any transaction (A) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock and (B) pursuant to which holders of our capital stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in the election of directors of the continuing or surviving person immediately after the transaction; and

•	any merger solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity;

•	during any consecutive two-year period, individuals who at the beginning of that two-year period constituted our board of directors (together with any new directors whose election to such board of directors, or whose nomination for election by stockholders, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of our board of directors then in office; or

•	our stockholders pass a special resolution approving a plan of liquidation or dissolution and no additional approvals of stockholders are required under applicable law to cause a liquidation or dissolution.

     The definition of Change of Control includes a phrase relating to the lease, transfer, conveyance or other disposition of “all or substantially all” of our assets. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase such notes as a result of a lease, transfer, conveyance or other disposition of less than all of our assets may be uncertain.

     We will comply with the provisions of any tender offer rules under the Exchange Act that may then be applicable, and will file any schedule required under the Exchange Act in connection with any offer by us to purchase notes at the option of the holders of notes upon a Change of Control. In some circumstances, the Change of Control purchase feature of the notes may make more difficult or discourage a takeover of us and thus the removal of incumbent management. The Change of Control purchase feature, however, is not the result of management’s knowledge of any specific effort to accumulate shares of common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change of Control purchase feature is the result of negotiations between us and the initial purchasers.

     We may to the extent permitted by applicable law, at any time purchase the notes in the open market or by tender at any price or by private agreement. Any note so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any notes surrendered to the trustee may not be reissued or resold and will be canceled promptly.

     The foregoing provisions would not necessarily protect holders of the notes if highly leveraged or other transactions involving us occur that may adversely affect holders. Our ability to repurchase notes upon the occurrence of a Change of Control is subject to important limitations. The occurrence of a Change of Control could cause an event of default under, or be prohibited or limited by, the terms of indebtedness that we may incur in the future. Further, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. Any failure by us to repurchase the notes when required following a Change of Control would result in an event of default under the indenture. Any such default may, in turn, cause a default under indebtedness that we may incur in the future.

Events of Default

     Each of the following will constitute an event of default under the indenture:

(1)  our failure to pay when due the principal of the notes at maturity or upon exercise of a repurchase right or otherwise;

(2)  our failure to pay an installment of interest (including liquidated damages, if any) on any of the notes for 30 days after the date when due;

(3)  failure by us to deliver shares of common stock, together with cash instead of fractional shares, when those shares of common stock, or cash instead of fractional shares, are required to be delivered following conversion of a note, and that default continues for 10 days;

(4)  failure by us to give the notice regarding a Change of Control within 30 days of the occurrence of the Change of Control;

(5)  our failure to perform or observe any other term, covenant or agreement contained in the notes or the indenture for a period of 60 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

(6)  in the event of either (a) our failure or the failure of any of our significant subsidiaries (not including NRG) to make any payment by the end of the applicable grace period, if any, after the final scheduled payment date for such payment with respect to any indebtedness for borrowed money in an aggregate principal amount in excess of $50 million, or (b) the acceleration of indebtedness for borrowed money of the company or any of our significant subsidiaries (not including NRG) in an aggregate principal amount in excess of $50 million because of a default with respect to such indebtedness, without such indebtedness referred to in either (a) or (b) above having been discharged, cured, waived, rescinded or annulled, for a period of 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the notes then outstanding; and

(7)  certain events of the bankruptcy, insolvency or reorganization of us or any of our significant subsidiaries (not including NRG).

     The term “significant subsidiary” means a subsidiary, including our subsidiaries, that meets any of the following conditions:

•	our and our other subsidiaries’ (not including NRG) investments in and advances to the subsidiary exceed 15% of the total assets of us and our subsidiaries (not including NRG) consolidated as of the end of the most recently completed fiscal year;

•	our and our other subsidiaries’ (not including NRG) proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 15% of the total assets of us and our subsidiaries (not including NRG) consolidated as of the end of the most recently completed fiscal year; or, our and our other subsidiaries’ (not including NRG) equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 15% of such income of us and our subsidiaries (not including NRG) consolidated for the most recently completed fiscal year.

     The indenture provides that the trustee shall, within 90 days after the occurrence of a default, give to the registered holders of the notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of or interest on, any of the notes when due or in the payment of any repurchase obligation.

     If an event of default specified in clause (7) above occurs and is continuing, then automatically the principal of all the notes and the interest thereon shall become immediately due and payable. If an event of default shall occur and be continuing, other than with respect to clause (7) above (the default not having been cured or waived as provided under “ — Modifications and Waiver” below), the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the notes due and payable at their principal amount together with accrued interest. If an event of default occurs and is continuing, the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding upon the conditions provided in the indenture. However, if an event of default is cured prior to such declaration by the trustee or holders of the notes as discussed above, the trustee and the holders of the notes will not be able to make such declaration as a result of that cured event of default.

     We will pay interest on overdue principal at the rate borne by the notes, and we shall pay interest on overdue installments of interest (including liquidated damages, if any) at the same rate to the extent lawful.

     The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the notes then outstanding through their written consent may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

     We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

Consolidation, Merger or Assumption

     We may, without the consent of the holders of notes, consolidate with, merge into or transfer all or substantially all of our assets to any other entity organized under the laws of the United States or any of its political subdivisions provided that:

•	the surviving corporation assumes all our obligations under the indenture and the notes;

•	at the time of and after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, shall have happened and be continuing; and

•	certain other conditions are met.

Modifications and Waiver

     The indenture (including the terms and conditions of the notes) may be modified or amended by us and the trustee, without the consent of the holder of any note, for the purposes of, among other things:

•	adding to our covenants for the benefit of the holders of notes;

•	surrendering any right or power conferred upon us;

•	providing for the assumption of our obligations to the holders of notes in the case of a merger, consolidation, conveyance, transfer or lease;

•	reducing the conversion price, provided that the reduction will not adversely affect the interests of holders of notes in any material respect;

•	complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

•	making any changes or modification to the indenture necessary in connection with the registration of the notes under the Securities Act as contemplated by the registration rights agreement, provided that this action does not adversely affect the interests of the holders of the notes in any material respect;

•	curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not adversely affect the interests of the holders of the notes in any material respect; or

•	adding, modifying or eliminating any other provisions which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of notes in any material respect.

     Modifications and amendments to the indenture or to the terms and conditions of the notes may also be made, and past default by us may be waived with the written consent of the holders of at least a majority in aggregate principal amount of the notes at the time outstanding. However, no such modification, amendment or waiver may, without the written consent or the affirmative vote of the holder of each note so affected:

•	change the maturity of the principal of or any installment of interest on that note (including any payment of liquidated damages);

•	reduce the principal amount of, or any premium or interest on (including any payment of liquidated damages), any note;

•	change the currency of payment of such note or interest thereon;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any note;

•	except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase option of holders upon a Change of Control or the conversion rights of holders of the notes; or

•	reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the indenture or to waive any past default.

Form, Denomination and Registration

     The notes were issued in fully registered form, without coupons, in denominations of $1,000 principal amount and whole multiples of $1,000.

     Global Notes; Book-Entry Form. Except as provided below, the notes are evidenced by one or more global notes deposited with the trustee as custodian for The Depository Trust Company, New York, New York (“DTC”), and registered in the name of Cede & Co. as DTC’s nominee. Record ownership of the global notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. A holder of the notes may hold its interests in a global note directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are direct DTC participants. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in same-day funds. Holders may also beneficially own interests in the global notes held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly. So long as Cede & Co., as nominee of DTC, is the registered owner of the global notes, Cede & Co. for all purposes will be considered the sole holder of the global notes. Except as provided below, owners of beneficial interests in the global notes will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form, and will not be considered holders thereof. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer a beneficial interest in the global notes to such persons may be limited. We will wire, through the facilities of the trustee, principal, premium, if any, and interest payments on the global notes to Cede & Co., the nominee for DTC, as the registered owner of the global notes. We, the trustee and any paying agent will have no responsibility or liability for paying amounts due on the global notes to owners of beneficial interests in the global notes. It is DTC’s current practice, upon receipt of any payment of principal of and premium, if any, and interest on the global notes, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the notes represented by the global notes, as shown on the records of DTC. Payments by DTC participants to owners of beneficial interests in notes represented by the global notes held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”

     If you would like to convert your notes into common stock pursuant to the terms of the notes, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests. Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the notes represented by global notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate. Neither we nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including, without limitation, the presentation of notes for conversion as described below, only at the direction of one or more direct DTC participants to whose account DTC interests in the global notes are credited and only for the principal amount of the notes for which directions have been given.

     DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the initial purchasers of the notes. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly. Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause notes to be issued in certificated form in exchange for the global notes. None of us, the trustee or any of their respective agents will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global notes. According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

     Certificated notes may be issued in exchange for beneficial interests in notes represented by the global notes only in the limited circumstances set forth in the indenture.

Registration Rights Agreement

     Pursuant to the Registration Rights Agreement (the “Registration Rights Agreement”), dated November 21, 2002, entered into between us and the Initial Purchasers, we were required to file with the SEC not later than the date that is 120 days after November 21, 2002 (the date of original issuance of the notes) this registration statement on Form S-3 covering resales by holders of the notes and the common stock issuable upon conversion of the notes. Under the terms of the Registration Rights Agreement, we agreed to use our best efforts to (i) cause the registration statement to become effective as promptly as is practicable, but in no event later than 180 days after November 21, 2002; and (ii) keep the registration statement effective until the date that the holders of the notes and the common stock issuable upon conversion of the notes are able to sell all such securities immediately pursuant to Rule 144(k) under the Securities Act or any successor rule thereto or otherwise.

     We agreed to provide to each registered holder copies of the prospectus, notify each registered holder when the registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the notes and the common stock issuable upon conversion of the notes. If a registration statement covering the notes and the common stock issuable upon conversion of the notes is not effective, they may not be sold or otherwise transferred except pursuant to an exemption from registration under the Securities Act and any other applicable securities laws or in a transaction not subject to those laws. Pursuant to the Registration Rights Agreement, we may suspend the selling security holders’ use of the prospectus for a reasonable period not to exceed 30 days in any 90-day period, and not to exceed an aggregate of 90 days in any 12-month period, if we, in our reasonable judgment, believe we may possess material non-public information the disclosure of which would have a material adverse effect on us and our subsidiaries taken as a whole. Each holder, by its acceptance of a note, agrees to hold in confidence any communication by us with respect to any such suspension.

     If, (i) on the 120th day following November 21, 2002, the registration statement would not have been filed with the SEC; or (ii) on the 180th day following November 21, 2002 this registration statement has not been declared effective; or (iii) the registration statement shall cease to be effective or fail to be usable without being succeeded within five business days by a post-effective amendment or a report filed with the SEC pursuant to the Exchange Act that cures the failure of the registration statement to be effective or usable; or (iv) on the 30th day of any period that the prospectus has been suspended as described in the preceding paragraph, such suspension has not been terminated (each, a “registration default’’), additional interest as liquidated damages will accrue on the notes, from and including the day following the registration default to but excluding the day on which the registration default has been cured. Liquidated damages will be paid semi-annually in arrears, with the first semi-annual payment due on the first interest payment date, as applicable, following the date on which such liquidated damages begin to accrue, and will accrue at a rate per year equal to: (a) an additional 0.25% of the principal amount to and including the 90th day following such registration default; and (b) an additional 0.25% of the principal amount from and after the 91st day following such registration default.

     In no event will liquidated damages accrue at a rate per year exceeding 0.5%, even if multiple events of registration default occur. If a holder has converted some or all of its notes into common stock, the holder will be entitled to receive equivalent amounts based on the principal amount of the notes converted.

Governing Law

     The indenture and the notes are governed by, and construed in accordance with, the law of the State of New York.

Concerning the Trustee

     Wells Fargo Bank Minnesota, National Association, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the notes. Wells Fargo is also the transfer agent and registrar for our common stock. Wells Fargo or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

DESCRIPTION OF CAPITAL STOCK

     The following summary description sets forth some of the general terms and provisions of our capital stock. Because this is a summary description, it does not contain all of the information that may be important to you. For a more detailed description of the common stock, you should refer to the provisions of our Restated Articles of Incorporation and Bylaws.

General

     Our capital stock consists of two classes: common stock, par value $2.50 per share (1,000,000,000 shares currently authorized of which 398,964,724 shares were outstanding as of December 31, 2003; and preferred stock, par value $100 per share (7,000,000 shares authorized, of which the following series were outstanding as of December 31, 2003: $3.60 Series — 275,000 shares; $4.08 Series — 150,000 shares; $4.10 Series — 175,000 shares; $4.11 Series — 200,000 shares; $4.16 Series — 98,000 shares; and $4.56 Series — 150,000 shares). Our board of directors is authorized to provide for the issue from time to time of preferred stock in series and, as to each series, to fix the designation, dividend rates and times of payment, redemption price, and liquidation price or preference as to assets in voluntary liquidation. Cumulative dividends, redemption provisions and sinking fund requirements, to the extent that some or all of these features are or may be present when preferred stock is issued, could have an adverse effect on the availability of earnings for distribution to the holders of the common stock or for other corporate purposes.

Dividend Rights

     Before we can pay any dividends on our common stock, the holders of our preferred stock are entitled to receive their dividends at the respective rates provided for in the terms of the shares of their series. Under PUHCA, unless there is an order from the SEC, a holding company or any subsidiary may only declare and pay dividends out of retained earnings. At December 31, 2003, our retained earnings were approximately $369 million. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operation” - Common Stock Dividends” in our Annual Report on Form 10-K for a discussion of factors affecting our payment of dividends.

Limitations on Payment of Dividends on and Acquisitions of Common Stock

     So long as any shares of our preferred stock are outstanding, dividends (other than dividends payable in common stock), distributions or acquisitions of our common stock:

•	may not exceed 50% of net income for a prior twelve-month period, after deducting dividends on any preferred stock during the period, if the sum of the capital represented by the common stock, premiums on capital stock (restricted to premiums on common stock only by SEC orders), and surplus accounts is less than 20% of capitalization;

•	may not exceed 75% of net income for such twelve-month period, as adjusted if this capitalization ratio is 20% or more, but less than 25%; and

•	if this capitalization ratio exceeds 25%, dividends, distributions or acquisitions may not reduce the ratio to less than 25% except to the extent permitted by the provisions described in the above two bullet points.

     Our Articles of Incorporation place restrictions on the amount of common stock dividends we can pay when preferred stock is outstanding. Under the provisions, dividend payments may be restricted if n capitalization ratio (on a holding company basis only, i.e., not on a consolidated basis) is less than 25 percent. For these purposes, the capitalization ratio is equal to the (1) common stock plus surplus divided by (ii) the sum of common stock plus surplus plus long-term debt. Based on this definition, our capitalization ratio at December 31, 2003 was 83 percent. Although, we have preferred stock outstanding, the restrictions do not place any effective limit on our ability to pay dividends because the restrictions are only triggered when the capitalization ratio is less than 25 percent or will be reduced to less than 25 percent through dividends (other than dividends payable in common stock), distributions or acquisitions of our common stock.

     Because we are a holding company and conduct all of our operations through our subsidiaries, our cash flow and ability to pay dividends will be dependent on the earnings and cash flows of our subsidiaries and the distribution or other payment of those earnings to us in the form of dividends, or in the form of repayments of loans or advances to us. Some of our subsidiaries may have restrictions on their ability to pay dividends including covenants under their borrowing arrangements and mortgage indentures, and possibly also restrictions imposed by their regulators.

Voting Rights

     The holders of shares of preferred stock of the $3.60 Series are entitled to three votes for each share held, and the holders of our common stock and of all of our other series of preferred stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders. If, however, dividends payable on any series of our preferred stock are in default in an amount equal to the amount payable during the immediately preceding twelve-month period, the holders of shares of preferred stock, voting as a class and without regard to series, are entitled to elect the smallest number of directors necessary to constitute a majority of our board of directors and the holders of shares of common stock, voting as a class, are entitled to elect our remaining directors.

     The affirmative vote or consent of the holders of various specified percentages of preferred stock is required to effect selected changes in our capital structure and other transactions that might affect their rights. Except to the extent required by law, holders of common stock do not vote as a class in case of any modification of their rights.

Change of Control

     Our Bylaws, our shareholder rights plan (discussed below) and the Minnesota Business Corporation Act, as amended (the “Minnesota BCA”), contain provisions that could discourage or make more difficult a change of control of our company. These provisions are designed to protect our shareholders against coercive, unfair or inadequate tender offers and other abusive takeover tactics and to encourage any person contemplating a business combination with us to negotiate with our board of directors for the fair and equitable treatment of all of our shareholders.

     Election of Directors. In electing directors, shareholders may cumulate their votes in the manner provided in the Minnesota BCA. Currently, our board of directors is divided into three classes as nearly equal in number as possible with staggered terms of office so that only approximately one-third of the directors are elected at each annual meeting of shareholders. The existence of a classified board of directors along with cumulative voting rights may make it more difficult for a group owning a significant amount of our voting securities to effect a change in the majority of the board of directors than would be the case if cumulative voting did not exist. Our board of directors approved an amendment to our Bylaws providing for the elimination of a staggered board, which amendment is subject to shareholder approval at our next scheduled annual meeting of shareholders.

     Bylaw Provisions. Under our Bylaws, our shareholders must provide us advance notice of the introduction by them of business at annual or special meetings of our shareholders. For a shareholder to properly bring a proposal before an annual or special meeting, the shareholder must comply with the shareholder proposal requirements under the federal proxy rules or deliver a written notice to the Corporate Secretary not less than 45 days nor more than 90 days prior to the date on which we first mailed our proxy materials for the prior year’s annual meeting. If, however, during the prior year we did not hold an annual meeting, or if the date of the meeting has changed more than 30 days from the date of the prior year’s meeting, the notice must be delivered to us within a reasonable time before we mail our proxy materials for the current year. If we have provided less than 30 days’ notice or prior public disclosure of the date by which the shareholder’s notice must be given, the shareholders’ notice must be delivered to us not later than ten days following the earlier of the day on which we provided notice of the date by which such shareholder’s notice is required. The required notice from a shareholder must contain (i) a description of the proposed business and the reasons for conducting such business, (ii) the name and address of each shareholder supporting the proposal as it appears on our books, (iii) the class and number of shares beneficially owned by each shareholder supporting the proposal, and (iv) a description of any financial or other interest of each shareholder in the proposal.

     Minnesota BCA. Section 302A.671 of the Minnesota BCA applies to potential acquirers of 20% or more of our voting shares. Section 302A.671 provides in substance that shares acquired by such acquirer will not have any voting rights unless:

•	the acquisition is approved by (i) a majority of the voting power of all of our shares entitled to vote and (ii) a majority of the voting power of all of our shares entitled to vote excluding all shares owned by the acquirer or by any of our officers; or

•	the acquisition (i) is pursuant to an all-cash tender offer for all of our voting shares, (ii) results in the acquirer becoming the owner of at least a majority of our outstanding voting shares, and (iii) has been approved by a committee of disinterested directors.

     Section 302A.673 of the Minnesota BCA generally prohibits public Minnesota corporations, including us, from engaging in any business combination with a person or entity owning 10% or more of our voting shares for a period of four years after the date of the transaction in which such person or entity became a 10% shareholder unless the business combination or the acquisition resulting in 10% ownership was approved by a committee of disinterested directors prior to the date such person or entity became a 10% shareholder. Section 302A.675 of the Minnesota BCA provides in substance that a person or entity making a takeover offer (an “offeror”) for us is prohibited from acquiring any additional shares of our company within two years following the last purchase of shares pursuant to the offer with respect to that class unless (i) the acquisition is approved by a committee of disinterested directors before the purchase of any shares by the offeror pursuant to the offer or (ii) our shareholders are afforded, at the time of the acquisition, a reasonable opportunity to dispose of their shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer.

Liquidation Rights

     In the event of liquidation, after all outstanding debt has been repaid and after the holders of all series of preferred stock have received $100 per share in the case of involuntary liquidation, and the then applicable redemption prices in the case of voluntary liquidation, plus in either case an amount equal to all accumulated and unpaid dividends, the holders of the common stock are entitled to the remaining assets.

Preemptive and Subscription Rights

     No holder of our capital stock has the preemptive right to purchase or subscribe for any additional shares of our capital stock.

     Our common stock is listed on the New York Stock Exchange, the Chicago Stock Exchange and the Pacific Stock Exchange. Wells Fargo Bank Minnesota is the Transfer Agent and Registrar for the common stock.

Stockholder Rights Plan

     Our board of directors declared a dividend of one right (a “Right”) for each outstanding share of common stock of our company held of record at the close of business on June 28, 2001. Shares of common stock issued after June 28, 2001 and prior to the Separation Time (as defined below) or issued at any time after June 28, 2001 pursuant to any options and convertible securities outstanding at the Separation Time will also have Rights attached to them.

     Trading and Distribution of the Rights. The Rights were issued under a Stockholder Protection Rights Agreement (the “Rights Agreement”), between us and The Bank of New York, as successor Rights Agent (the “Rights Agent”). Each Right entitles its registered holder to purchase from or exchange with us, after the Separation Time, one share of common stock, for a price of $95.00 (the “Exercise Price”), subject to adjustment. Until the Separation Time, the Rights will not trade separately, but instead will be represented by, and transferred with, the common stock certificates (or in the case of uncertificated common stock, by the registration of the associated share of common stock on our stock transfer books). Common stock certificates issued after June 28, 2001 and prior to the Separation Time will represent one Right for each share of common stock and will contain a legend incorporating by reference the terms of the Rights Agreement (as it may be amended from time to time). Common stock certificates outstanding on June 28, 2001 also will represent one Right for each share of common stock even though they do not have this legend. Uncertificated common stock issued after June 28, 2001, but prior to the Separation Time which has been registered on our stock transfer books will represent one Right for each share of common stock registered. Promptly following the Separation Time, separate certificates representing the Rights will be mailed to holders of record of common stock at the Separation Time.

     The Separation Time will be the close of business on the earlier to occur of (1) the tenth business day (or any later date our board of directors determines prior to the Separation Time that would otherwise have occurred) after the date on which any person commences a tender or exchange offer which, if completed, would result in the person becoming an Acquiring Person (as defined below), and (2) the first date or any later date as our board of directors may determine (the “Flip-in Date”) of public announcement by us expressly stating that any person has become an Acquiring Person (the date of the public announcement being the “Stock Acquisition Date”). If a tender or exchange offer referred to in clause (1) is cancelled, terminated or otherwise withdrawn prior to the Separation Time without the purchase of any shares of stock, the offer will be deemed never to have been made.

     Acquiring Persons. An Acquiring Person is any person, or group of affiliated or associated persons, having Beneficial Ownership (as defined in the Rights Agreement) of 15% or more of the outstanding shares of common stock. However, the following will not be deemed Acquiring Persons:

•	our company, any of our wholly-owned subsidiaries or any employee stock ownership or other employee benefit plan of ours or of a wholly-owned subsidiary of ours;

•	any person who is the Beneficial Owner of 15% or more of the outstanding common stock as of the date of the Rights Agreement or who becomes the Beneficial Owner of 15% or more of the outstanding common stock solely as a result of an acquisition of common stock by us, until the time the person acquires additional common stock, other than through a dividend or stock split;

•	any person who becomes the Beneficial Owner of 15% or more of the outstanding common stock without any plan or intent to seek or affect control of our company if the person promptly divests sufficient securities so that the person no longer is the Beneficial Owner of 15% or more of the common stock; or

•	any person who Beneficially Owns shares of common stock consisting solely of:

•	shares acquired pursuant to the grant or exercise of an option granted by us in connection with an agreement to merge with, or acquire, us entered into prior to a Flip-in Date;

•	shares owned by the person and its affiliates and associates at the time of the grant; and

•	shares, amounting to less than 1% of the outstanding common stock, acquired by affiliates and associates of the person after the time of the grant.

     Exercisability and Expiration. The Rights will not be exercisable until the business day following the Separation Time. The Rights will expire (the “Expiration Time”) on the earliest to occur of:

•	the Exchange Time (as defined below);

•	the close of business on June 28, 2011, unless extended by action of the board of directors; the date on which the Rights are redeemed as described below; and

•	upon the merger of our company into another corporation pursuant to an agreement entered into prior to a Stock Acquisition Date.

     Adjustments. The Exercise Price and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of a common stock dividend on, or a subdivision or a combination into a smaller number of shares of, common stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for common stock.

     Flip-in and Flip-over. If a Flip-in Date (as defined above) occurs prior to the Expiration Time, we will take any necessary action to ensure and provide, to the extent permitted by applicable law, that each Right (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate of an Acquiring Person, which Rights will become void) will constitute the right to purchase from us, upon exercise in accordance with the terms of the Rights Agreement, that number of shares of our common stock having an aggregate Market Price (as defined in the Rights Agreement), on the Stock Acquisition Date that gave rise to the Flip-in Date, equal to twice the Exercise Price for an amount in cash equal to the then-current Exercise Price. For example, at an Exercise Price of $95 per Right, each Right not owned by an Acquiring Person (or by related parties) “flips-in” following a Flip-in Date so that it entitles its holder to purchase $190 worth of our common stock for $95. Assuming that the common stock had a per share market value of $25 at the time, the holder of each valid Right would, therefore, be entitled to purchase 7.6 shares of common stock for $95.

     Prior to the Expiration Time, if an Acquiring Person controls our board of directors and we then enter into, consummate or permit to occur a transaction or series of transactions in which, directly or indirectly:

•	we will consolidate or merge or participate in a binding share exchange with any other person and (A) any term or arrangement concerning the treatment of shares of capital stock in such merger, consolidation or share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of common stock or (B) the person with whom such transaction or series of transactions occurs is the Acquiring Person or an affiliate or associate of the Acquiring Person; or

•	we will sell or otherwise transfer (or one or more of its subsidiaries will sell or otherwise transfer) assets (A) aggregating more than 50% of our assets (measured by either book value or fair market value) or (B) generating more than 50% of our operating income or cash flow, to any other person (other than us or one or more of our wholly-owned subsidiaries) or to two or more persons which are affiliated or otherwise acting in concert, (a “Flip-over Transaction or Event”), we will take any necessary action to ensure, and will not enter into, consummate or permit to occur such Flip-over Transaction or Event until we have entered into a supplemental agreement with the person engaging in such Flip-over Transaction or Event (the “Flip-over Entity”), for the benefit of the holders of the Rights, this supplemental agreement will provide that upon consummation or occurrence of the Flip-over Transaction or Event:

•	each Right “flips-over” so that it constitutes the right to purchase from the Flip-over Entity, upon exercise in accordance with the terms of the Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of the Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price; and

•	the Flip-over Entity will thereafter be liable for, and will assume, all of our obligations and duties pursuant to the Rights Agreement.

     Redemption. Our board of directors may, at its option, at any time prior to the close of business on the Flip-in Date, redeem all (but not less than all) the then-outstanding Rights at a price of $0.01 per Right (the “Redemption Price”), as provided in the Rights Agreement. Immediately upon the action of the board of directors electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash for each Right so held.

     Exchange Option. In addition, the board of directors may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding shares of common stock, elect to exchange all (but not less than all) the then-outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights will become void) for shares of common stock at an exchange ratio of one share of common stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Separation Time (the “Exchange Ratio”). Immediately upon such action by the board of directors, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of common stock equal to the Exchange Ratio.

     Amendments. The terms of the Rights may be amended by the board of directors (1) prior to the Flip-in Date in any manner and (2) on or after the Flip-in Date to cure any ambiguity, to correct or supplement any provision of the Rights Agreement which may be defective or inconsistent with any other provisions, or in any manner not adversely affecting the interests of the holders of the Rights generally.

     Other Provisions. The holders of Rights will, solely by reason of their ownership of Rights, have no rights as stockholders of our company, including, without limitation, the right to vote or to receive dividends. The Rights will not prevent a takeover of our company. However, the Rights may cause substantial dilution to a person or group that acquires 15% or more of the common stock unless the Rights are first redeemed by the board of directors. Nevertheless, the Rights should not interfere with a transaction that is in our best interests and our stockholders because the Rights can be redeemed on or prior to the Flip-in Date, before the consummation of such transaction.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of the material United States federal income tax consequences of the purchase, ownership and disposition of the notes and of the common stock into which the notes may be converted. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative pronouncements and judicial decisions, all as in effect on the date of this prospectus and all subject to change or differing interpretations, possibly with retroactive effect. This summary discusses only the tax consequences applicable to investors that will hold the notes and the common stock into which the notes may be converted as capital assets within the meaning of Section 1221 of the Code. This summary does not purport to address all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as financial institutions, insurance companies, tax-exempt organizations, dealers in securities or foreign currencies, persons that will hold the notes as part of a hedge, straddle, conversion or other integrated transaction, or persons whose “functional currency” is not the U.S. dollar. Nor does it address the tax consequences to persons other than U.S. holders, as defined below.

     We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following discussion, and we cannot assure you that the IRS will agree with those statements and conclusions. In addition, the IRS will not be precluded from successfully adopting a contrary position. This discussion does not consider the effect of any applicable foreign, state, local or other tax laws.

     Investors considering the purchase, ownership, conversion or other disposition of notes are urged to consult their own tax advisors with respect to the application of the United States federal income tax laws to their particular situations, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

     As used in this prospectus, the term “U.S. holder” means a beneficial owner of a note or of common stock into which a note is converted that is for United States federal income tax purposes:

•	an individual citizen or resident alien of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

     If a partnership holds a note or common stock into which a note is converted, the partnership itself will not be subject to United States federal income tax on a net income basis, but the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership.

Payment of Interest

     Interest on a note generally will be includible in the income of a U.S. holder as ordinary income at the time the interest is received or accrued, according to the holder’s method of tax accounting. We are obligated to pay protection payments to holders of the notes in circumstances described under “Description of Notes — Dividend Protection.” According to Treasury regulations which we believe are applicable to the notes, the possibility of such protection payments on the notes will not affect the amount of interest income recognized by a holder, or the timing of this recognition. Accordingly, under these regulations, if any such protection payments are paid, we will treat the payments as payments of interest includible in income as described in the first sentence above. If the IRS were to assert successfully a contrary position, the amount of interest income recognized by a holder for United States federal income tax purposes could be materially greater than the actual amount of such additional payments, which interest income would be required to be recognized over the term of the notes.

Market Discount and Bond Premium

     In general, if a U.S. holder acquires a note for an amount that is less than its stated redemption price at maturity, then the difference will be treated as “market discount” for United States federal income tax purposes, unless the difference is less than a specified de minimis amount. Under the Code’s market discount rules, a U.S. holder will be required to treat any gain on the sale, exchange or other disposition of a note as ordinary income to the extent of the accrued market discount that the U.S. holder has not previously included in income (pursuant to an election by the U.S. holder to include such market discount in income as it accrues).

     In general, if a U.S. holder purchases a note for an amount in excess of the stated principal amount of the note, the excess will constitute amortizable bond premium for United States federal income tax purposes. A U.S. holder generally may elect to amortize the premium over the term of the note on a constant yield method as an offset to interest when includible in income under the U.S. holder’s regular method of tax accounting. If a U.S. holder does not elect to amortize bond premium, that premium will decrease the gain or increase the loss the holder would otherwise recognize on disposition of the note. An election to amortize premium will also apply to all taxable debt obligations held or subsequently acquired by the electing U.S. holder on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the IRS. U.S. holders are urged to consult their own tax adviser before making this election.

Sale, Exchange or Other Disposition of the Notes

     Except as described below under “ — Conversion of Notes,” a U.S. holder will generally recognize capital gain or loss upon the sale, exchange or other disposition of a note equal to the difference between (i) the amount of cash proceeds and the fair market value of property received on the sale, exchange or other disposition (except to the extent such amount is attributable to accrued interest on the note not previously included in income, which is taxable as ordinary interest income, or is attributable to accrued interest that was previously included in income, which does not generate further income) and (ii) the holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note generally will equal the cost of the note to the holder. The capital gain or loss will be long-term if the U.S. holder’s holding period is more than one year at the time of sale, exchange or other disposition and will be short-term if the holding period is one year or less. The deductibility of capital losses is subject to limitations.

Constructive Dividends on the Notes

     The conversion price of the notes is subject to adjustment under certain circumstances. Certain of the adjustments to the conversion price provided for in the notes (for example, adjustments that are made as a result of certain taxable distributions to our stockholders) may result in a deemed distribution to U.S. holders of the notes, which would be taxable as a dividend, return of capital or capital gain in accordance with the rules discussed below under “ — Dividends on Common Stock.” U.S. holders of notes could therefore have taxable income as a result of an event in which they receive no cash or property.

Conversion of Notes

     A U.S. holder generally will not recognize any income, gain or loss upon conversion of a note into our common stock, except with respect to cash received instead of a fractional share of common stock. The holder’s tax basis in our common stock received upon conversion of a note will be the same as the holder’s adjusted tax basis of the note at the time of conversion, reduced by any basis allocable to a fractional share interest, and the holding period for the common stock received upon conversion generally will include the holding period of the note converted.

     Cash received instead of a fractional share of our common stock upon conversion will generally be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash instead of a fractional share of our common stock generally will result in capital gain or loss, measured by the difference between the cash received for the fractional share and the holder’s adjusted tax basis in the fractional share.

Dividends on Common Stock

     Generally, distributions received by a U.S. holder in respect of our common stock will be treated first as a dividend, subject to tax as ordinary income, to the extent of our current or accumulated earnings and profits, then as a tax-free return of capital to the extent of the U.S. holder’s tax basis in the common stock, and thereafter as gain from the sale or exchange of the common stock. The portion of any distribution treated as a non-taxable return of capital will reduce the holder’s tax basis in the common stock.

     Any distribution on our common stock qualifying as a dividend will be eligible for the dividends received deduction if the U.S. holder is an otherwise qualifying corporate holder that meets the holding period and other requirements for the dividends received deduction.

Sale, Exchange or other Disposition of Common Stock

     Upon the sale, exchange or other disposition of our common stock, a U.S. holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale, exchange or other disposition, and (ii) the holder’s adjusted tax basis in the common stock. This capital gain or loss will be long-term if the holder’s holding period is more than one year and will be short-term if the holding period is one year or less. A U.S. holder’s tax basis and holding period for common stock received upon conversion of a note are determined as discussed above under “ — Conversion of Notes.” The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding Tax

     In general, information reporting requirements will apply to payments of interest on a note, payments of dividends on common stock, and payments of the proceeds of the sale or other disposition of a note or common stock made with respect to certain non-corporate U.S. holders, unless an exception applies. Further, U.S. holders will be subject to backup withholding if:

•	the payee fails to furnish a taxpayer identification number, or “TIN,” to the payer or establish an exemption from backup withholding;

•	the IRS notifies the payer that the TIN furnished by the payee is incorrect;

•	the payee has received notification of under-reporting with respect to interest or dividends described in Section 3406(c) of the Code;

•	there has been a failure of the payee to certify under penalties of perjury that the payee is not subject to backup withholding under the Code; or

•	there has been a failure of the payee to certify under penalties of perjury that the payee is a U.S. person.

     Some U.S. holders, including corporations, will be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a credit against the holder’s United States federal income tax and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

SELLING SECURITY HOLDERS

     The notes were originally issued by us and sold to Merrill Lynch, Pierce, Fenner & Smith Incorporated and Lazard Frères & Co. LLC, to whom we refer to elsewhere in this prospectus as the “initial purchasers,” in transactions exempt from the registration requirements of the federal securities laws. The initial purchasers resold the notes to persons reasonably believed by them to be “qualified institutional buyers” (as defined by Rule 144A under the Securities Act). The selling security holders (which term includes their transferees, pledges, donees or successors) may from time to time offer and sell pursuant to this prospectus any and all of the notes and the shares of common stock issuable upon conversion of the notes. Set forth below are the names of each selling security holder, the principal amount of the notes that may be offered by such selling security holder pursuant to this prospectus and the number of shares of common stock into which such notes are convertible, each to the extent known to us as of the date of this prospectus. Unless set forth below, none of the selling security holders has had a material relationship with us or any of our predecessors or affiliates within the past three years.

     Any or all of the notes or common stock listed below may be offered for sale pursuant to this prospectus by the selling security holders from time to time. Accordingly, no estimate can be given as to the amounts of notes or common stock that will be held by the selling security holders upon consummation of any such sales. In addition, the selling security holders identified below may have sold, transferred, or otherwise disposed of all or a portion of their notes since the date on which the information regarding their notes was provided in transactions exempt from the registration requirements of the Securities Act.

	Aggregate Principal
	Amount of Notes at			Common Stock
	Maturity that may	Percentage of Notes	Common Stock Owned	Registered
Name	be Sold	Outstanding	Prior to Conversion	Hereby(1)

Highbridge International LLC	$10,100,000	4.391%	—	819,140
Credit Suisse First Boston-London	$9,000,000	3.913%	—	729,927
AIG DKR Sound Shore Opportunity Holding Fund Ltd.	$1,500,000	0.652%	—	121,654
Oppenheimer Convertible Securities Fund	$1,000,000	0.435%	—	81,103
Royal Bank of Canada	$5,000,000	2.173%	217,556	405,515
UBS O’Connor LLC F/B/O O’Connor Global Convertible Arbitrage Master Limited	$5,000,000	2.174%	—	405,515
TQA Master Fund, Ltd.	$4,250,000	1.848%	—	344,687
TQA Master Plus Fund, Ltd.	$3,430,000	1.491%	—	278,183
TQA Sphinx Fund	$610,000	0.265%	—	49,472
Zurich Institutional Benchmarks
Fund Ltd. c/o TQA Investors, LLC	$310,000	0.135%	—	25,141
HFR Master Trust c/o TQA
Investors, LLC	$380,000	0.165%	—	30,819
Lexington Vantage Fund Ltd c/o TQA
Investors LLC	$260,000	0.113%	—	21,086
Xavex Convertible Arbitrage #5	$400,000	0.174%	—	32,441
Xavex Convertible Arbitrage #7 Fund c/o TQA Investors LLC	$300,000	0.130%	—	24,330
WPG Convertible Arbitrage Overseas Master Fund LP	$1,000,000	0.435%	—	81,103
DNB Investment	$500,000	0.217%	—	40,551
Northern Income Equity Fund	$200,000	0.087%	—	16,220
Thrivent Financial for Lutherans, As Successor to Lutheran Brotherhood	$200,000	0.087%	—	16,220
Bank Austria Cayman Islands, LTD.	$2,000,000	0.870%	—	162,206
RCG Latitude Master Fund, LTD.	$1,600,000	0.695%	—	129,764
RCG Multi Strategy A/C LP	$3,000,000	1.304%	—	243,309
RCG Halifax Master Fund, LTD.	$500,000	0.217%	—	40,551
RCG Baldwin, LP	$650,000	0.283%	—	52,716
Ramius, LP	$150,000	0.065%	—	12,165
Guggenheim Portfolio Co. XU, LLC	$750,000	0.326%	—	60,827
Ramius Capital Group	$500,000	0.217%	—	40,551
Ramius Partners II, LP	$250,000	0.108%	—	20,275
Forest Fulcrum Fund L.L.P.	$100,000	0.174%	—	8,110
Forest Multi-Strategy Master Fund SPC, on behalf of Series F, Multi-Strategy Segregated Portfolio	$150,000	0.065%	—	12,165
Zurich Master Hedge Fund c/o Forest Investment Mngt. L.L.C	$125,000	0.054%	—	10,137
Forest Global Convertible Fund	$840,000	0.365%	—	68,126
Series A-5
Lyxor Master Fund c/o Forest Investment Mngt. L.L.C	$175,000	0.076%	—	14,193
Relay II Holdings c/o Forest Investment Mngt. L.L.C	$50,000	0.021%	—	4,055
RBC Alternative Assets L.P. c/o Forest Investment Mngt. L.L.C	$25,000	0.010%	—	2,027
Sphinx Convertible Arbitrage c/o Forest Investment Mngt. L.L.C	$10,000	0.004%	—	811
SilverPoint Capital Fund, LP	$43,750	0.019%	—	3,548

	Aggregate			Common
	Principal Amount of		Percentage of	Stock Owned	Common Stock
	Notes at Maturity		Notes	Prior to	Registered
Name	that may be Sold		Outstanding	Conversion	Hereby(1)

SilverPoint Capital Offshore Fund, Ltd.	$81,250		0.035%	—	6,589
Laurel Ridge Capital LP	$500,000		0.217%	—	40,551
BNP Paribas Equity Strategies, SNC	$2,637,000		1.146%	29,840	213,868
CooperNeff Convertible Strategies (Cayman) Master Fund, LP	$1,521,000		0.661%	—	123,357
Sturgeon Limited	$342,000		0.149%	—	27,737
Victus Capital, LP	$8,000,000		3.478%	—	648,824
LLT Limited	$25,000		0.010%	—	2,027
LDG Limited	$550,000		0.239%	—	44,606
Credit Suisse First Boston Europe Limited	$450,000		0.196%	—	36,496
Continental Assurance Company	$173,000		0.075%	—	14,030
Continental Casualty Company	$1,400,000		0.608%	—	113,544
Citadel Jackson Investment Fund Ltd.	$5,935,000		2.580%	—	481,346
Citadel Equity Fund, Ltd.	$46,000,000		20.000%	—	3,730,738
Citadel Credit Trading Ltd.	$5,750,000		2.500%	—	466,342
Sunrise Partners Limited Partnership	$2,950,000		1.283%	3,500	239,253
HBK Master Fund L.P.	$3,250,000		1.413%	—	263,584
Argent LowLev Convertible Arbitrage Fund Ltd.	$500,000		0.217%	—	40,551
McMahan Securities Co. L.P.	$1,000,000		0.435%	—	81,103
State of Florida Division of Treasury	$1,450,000		0.630%	—	117,599
Wachovia Bank National Association	$20,000,000		8.696%		1,622,060
VICTUS CAPITAL, LP	$4,000,000		1.739%	—	324,412
DBAG-London	$7,500,000		3.269%	—	608,272
Zurich Institutional Benchmarks Foster Fund Ltd.	$175,000		0.076%	—	14,193
Zazove Convertible Securities Fund Inc.	$315,000		0.137%	—	25,547
Zazove Convertible Arbitrage Fund L.P.	$200,000		0.087%	—	16,220
Field Holdings Inc.	$66,000		0.026%	—	4,866
Allstate Life Insurance Company	$750,000		0.326%	—	60,827
Sage Capital	$100,000		0.174%	—	8,110
AG Offshore Convertibles Ltd	$8,450,000		3.674%	—	685,320
Angelo, Gordon & Co., L.P.	$30,000		0.013%	—	2,433
AG Domestic Convertibles, L.P.	$4,550,000		1.978%	—	369,018
Common Fund Long/Short Equity Co.	$40,000		0.017%	—	3,244
AG&J Power Plus Ltd.	$130,000		0.056%	—	10,543
AG&J Power Fund, L.P.	$350,000		0.152%	—	28,386
AG&J Power 2 Ltd.	$260,000		0.113%	—	21,086
AG&J Power Opportunity Fund, L.P.	$190,000		0.082%	—	15,409
Merrill Lynch, Pierce, Fenner and Smith Inc.	$39,421,000		17.139%	—	3,197,161
KBC Financial Products USA Inc.	$5,525,000		2.402%	—	448,094
Sagamore Hill Hub Fund Ltd.	$3,280,000		1.426%	—	266,017
Single Hedge US Convertible Arbitrage Fund	$741,000		0.322%	—	60,097
Xavex — Convertible Arbitrage #7 Fund c/o TQA Investors LLC	$600,000		0.260%	—	48,661
Lutheran Brotherhood, High Yield Fund	$1,350,000		0.586%	—	109,489
LB Series Fund, Inc. High Yield	$1,650,000		0.717%	—	133,819
Thrivent Fiancial For Lutherans, as successor to Lutheran Brotherhood	$1,200,000		0.521%	—	97,323
TQA Master Plus Fund, Ltd.	$3,856,000		1.676%	—	312,733
Geode U.S. Convertible Arbitrage, a series of Geode Investors LLC	$4,000,000		1.739%	—	312,733
Putnam High Income Bond Fund (formerly Putnam High Income Convertible and Bond Fund)	$440,000		0.191%	—	35,685
Putnam High Income Opportunities Trust (formerly Putnam High Income Convertible Opportunities and Income Trust)	$280,000		0.121%	—	22,708
Silverback Master, LTD	$21,000,000		9.130%	—	1,703,163
D.E. Shaw Investment Group, L.P.	$400,000		0.173%	—	32,441
D.E. Shaw Valence Portfolios, L.P.	$1,600,000		0.695%	—	129,764
Tempo Master Fund LP	$9,000,000		3.913%	—	729,927
Evergreen Utility Fund	$3,000,000		1.304%	50,000	243,309
Singlehedge U.S. Convertible Arbitrage Fund	$630,000		0.273%	—	51,094
Total	$230,000,000	(2)	100.00%		18,653,690	(3)

(1)	Assumes conversion of all of the holder’s notes at a conversion price of $12.33 per share, which is equal to a conversion rate of approximately 81.1359 shares of common stock per $1,000 principal amount of notes. However, this conversion price (and conversion rate) will be subject to adjustment as described under “Description of the Notes — Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Because the preceding table has been prepared based upon information furnished to us by the selling security holders named in this table, we are not appraised if selling security holders transfer their notes pursuant to this prospectus or as unregistered notes, the aggregate principal of notes listed by selling security holders for resale under this prospectus may exceed the aggregate principal amount of notes actually issued based on multiple listings.

(3)	Because we will not issue fractional shares of our common stock upon conversion of the notes, the common stock registered hereunder for all of the security holders may not total the amount shown above.

     The preceding table has been prepared based upon information furnished to us by the selling security holders named in the table. From time to time, additional information concerning ownership of the notes and common stock may be known by certain holders thereof not named in the preceding table, with whom we believe we have no affiliation. Information about the selling security holders may change over time. Any changed information will be set forth in prospectus supplements.

PLAN OF DISTRIBUTION

     The notes and the common stock issuable upon conversion of the notes are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the notes and the common stock covered by this prospectus.

     We will not receive any of the proceeds from the offering of notes or the common stock by the selling security holders. We have been advised by the selling security holders that the selling security holders may sell all or a portion of the notes and common stock beneficially owned by them and offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The selling security holders may also make private sales directly or through a broker or brokers. Alternatively, any of the selling security holders may from time to time offer the notes or the common stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling security holders and the purchasers of the notes and the common stock for whom they may act as agent. The aggregate proceeds to the selling security holders from the sale of the notes or common stock offering will be the purchase price of such notes or common stock less discounts and commissions, if any.

     The notes and common stock may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the holders of such securities or by agreement between these holders and underwriters or dealers that may receive fees or commissions in connection therewith.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

     In connection with sales of the notes and the underlying common stock or otherwise, the selling security holders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and the underlying common stock in the course of hedging their positions. The selling security holders may also sell the notes and underlying common stock short and deliver notes and the underlying common stock to close out short positions, or loan or pledge notes and the underlying common stock to broker-dealers that in turn may sell the notes and the underlying common stock.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling security holders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling security holders. Selling security holders may choose not sell any or all of the notes and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling security holder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

     Our outstanding common stock is listed for trading on the New York Stock Exchange under the symbol “XEL.”

     The selling security holders and any broker and any broker-dealers, agents or underwriters that participate with the selling security holders in the distribution of the notes or the common stock may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any commission received by such broker-dealers, agents or underwriters and any profit on the resale of the notes or the common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     In addition, in connection with any resales of the notes, any broker-dealer who acquired the notes for its own account as a result of market-making activities or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. Broker-dealers may fulfill their prospectus delivery requirements with respect to the notes with this prospectus.

     The notes were issued and sold on November 21, 2002 in transactions exempt from the registration requirements of the federal securities laws to the initial purchasers. We have agreed to indemnify the initial purchasers and each selling security holder, including each person, if any, who controls any of them within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each selling security holder had agreed severally and not jointly, to indemnify us, the initial purchasers and each other selling shareholder, including each person, if any, who controls us or any of them within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act against certain liabilities arising under the Securities Act.

     The selling security holders and any other persons participating in the distribution will be subject to certain provisions under the federal securities laws, including Regulation M, which may limit the timing of purchases and sales of the notes and the underlying common stock by the selling security holders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

     We will use our reasonable best efforts to keep the registration statement of which this prospectus is a part effective until the earlier of (1) the sale pursuant to the registration statement of all the securities registered thereunder and (2) the expiration of the holding period applicable to such securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision, subject to certain permitted exceptions in which case we may prohibit offers and sales of notes and common stock pursuant to the registration statement to which this prospectus relates.

LEGAL MATTERS

     The validity of the notes and the shares of common stock issuable upon conversion of the notes has been passed upon for us, with respect to matters pertaining to the laws of the State of New York and federal law, by Jones Day, New York, New York, and, with respect to matters pertaining to the laws of the State of Minnesota, by Gary R. Johnson, Minneapolis, Minnesota. Gary R. Johnson is our Vice President and General Counsel and is the beneficial owner, as of December 31, 2003 of 20,468.52 shares of our common stock.

EXPERTS

     The consolidated financial statements and the related financial statement schedules incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report dated February 27, 2004, (which expresses an unqualified opinion based on their audits and as it relates to 2002 and 2001, the report of other auditors, and includes emphasis of a matter paragraphs relating to the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, and SFAS No. 144, Accounting for the Impairment or Disposal of Long- Lived Assets, effective January 1, 2002, SFAS No. 143, Accounting for Asset Retirement Obligations, effective January 1, 2003, and Derivatives Implementation Group Issue No. C20, Scope Exceptions: Interpretation of the Meaning of Not Clearly and Closely Related in Paragraph 10(b) Regarding Contracts with a Price Adjustment Feature, effective October 1, 2003) which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The audited consolidated financial statements of NRG Energy, Inc. and subsidiaries at December 31, 2002, and for each of the two years in the period ended December 31, 2002, not separately presented herein, have been audited by PricewaterhouseCoopers LLP, independent accountants, whose report thereon is incorporated by reference herein. Such consolidated financial statements, to the extent they have been included in the consolidated financial statements of Xcel Energy Inc., have been so included in reliance on the report (which contains an explanatory paragraph relating to the ability of NRG Energy, Inc. to continue as a going concern as described in Note 1 to the consolidated financial statements) of such independent accountants given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. Our SEC filings are also available at our website at http://www.xcelenergy.com You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filing made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 from the date of filing the initial registration statement until we all of the securities are sold hereunder.

•	our Annual Report on Form 10-K for the year ended December 31, 2003; and

•	our Current Reports on Form 8-K filed January 14, January 28, January 28 and February 11.

     We are not required to, and do not, provide annual reports to holders of our Notes unless specifically requested by a holder.

     You may obtain copies of any documents incorporated by reference in this prospectus from us, from the SEC or from the SEC’s website as described above. Documents incorporated by reference are available from us without charge, excluding exhibits thereto unless we have specifically incorporated by reference such exhibits in this prospectus. Any person, including any beneficial owner, to whom this prospectus is delivered may obtain documents incorporated by reference in, but not delivered with, this prospectus by requesting them from us in writing or by telephone at the following address:
Corporate Secretary Xcel Energy Inc. 800 Nicollet Mall, Suite 3000 Minneapolis, MN 55402 (612) 215-5346

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses Of Issuance And Distribution.

     Set forth below is an estimate of the approximate amount of our fees and expenses in connection with the issuance and sale of the notes and the shares of common stock issuable upon conversion of the notes and the associated rights to purchase common stock pursuant to the Stockholder Protection Rights Agreement dated as of December 13, 2000, by and between our company and The Bank of New York:

Registration fee under the Securities Act of 1933, as Amended	$25,630.48
State qualification fees and expenses	$1,000.00
Printing	$100,000.00
Accounting services	$20,000.00
Company counsel fees	$50,000.00
Miscellaneous, including telephone, stationery, postage and other out-of-pocket expenses	$10,000.00
Total	$206,630.48

*	All items are estimated except the first.

Item 15. Indemnification Of Directors And Officers.

     Section 302A.521 of the Minnesota Statutes permits indemnification of officers and directors of domestic or foreign corporations under certain circumstances and subject to certain limitations. Pursuant to authorization contained in the Restated Articles of Incorporation, as amended, Article 4 of our Bylaws contains provisions for indemnification of our directors and officers consistent with the provisions of Section 302A.521 of the Minnesota Statutes. Our Restated Articles of Incorporation also contain provisions limiting the liability of our company’s directors in certain instances.

     We have obtained insurance policies indemnifying our company and our company’s directors and officers against certain civil liabilities and related expenses.

Item 16. Exhibits and Financial Statement Schedules.

     (a)  Exhibits

Exhibit Number	Description
Xcel Energy

2.01*	Agreement and Plan of Merger, dated as of March 24, 1999, by and between Northern States Power Co. and New Century Energies, Inc. (Exhibit 2.1 to New Century Energies, Inc. Form 8-K (file no. 001-12907) dated March 24, 1999).

2.02*	Order confirming NRG plan of reorganization dated Nov. 24, 2003 (Exhibit 99.b.10 to Form POS AMC (file no. 070-10152) dated Dec. 1, 2003).

2.03*	Release-Based Amount Agreement dated Dec. 5, 2003 between Xcel Energy Inc. and NRG Energy, Inc. (Exhibit 2.03 to Form 10-K (file no. 001-03034) dated March 15, 2004).

2.04*	Settlement Agreement dated Dec. 5, 2003 between Xcel Energy Inc. and NRG Energy, Inc. (Exhibit 2.04 to Form 10-K (file no. 001-03034) dated March 15, 2004).

2.05*	Employee Matters Agreement dated Dec. 5, 2003 between Xcel Energy Inc. and NRG Energy, Inc. (Exhibit 2.05 to Form 10-K (file no. 001-03034) dated March 15, 2004).

2.06*	Tax Matters Agreement dated Dec. 5, 2003 between Xcel Energy Inc. and NRG Energy, Inc. (Exhibit 2.06 to Form 10-K (file no. 001-03034) dated March 15, 2004).

Xcel Energy

4.01*	Trust Indenture dated Dec. 1, 2000, between Xcel Energy Inc. and Wells Fargo Bank Minnesota, National Association, as Trustee. (Exhibit 4.01 to Form 8-K (file no. 001-03034) dated Dec. 18, 2000).

4.02*	Supplemental Trust Indenture dated Dec. 15, 2000, between Xcel Energy Inc. and Wells Fargo Bank Minnesota, National Association, as Trustee, creating $600 million principal amount of 7 percent Senior Notes, Series due 2010. (Exhibit 4.01 to Form 8-K (file no. 001-03034) dated Dec. 18, 2000).

4.03*	Stockholder Protection Rights Agreement dated Dec. 13, 2000, between Xcel Energy Inc. and Wells Fargo Bank Minnesota, N.A., as Rights Agent. (Exhibit 1 to Form 8-K (file no. 001-03034) dated Jan. 4, 2001).

4.04*	$400 million Five-Year Credit Agreement. (Exhibit 99.02 to Form 8-K (file no. 001-03034) dated Aug. 6, 2002).

4.05*	Registration Rights Agreement dated Nov. 21, 2002 by and among Xcel Energy Inc. and Merrill Lynch, Pierce, Fenner & Smith Inc. and Lazard Freres & Co. LLC. (Exhibit 4.125 to Form 10-K (file no. 001-03034) dated March 31, 2003).

4.06*	Redemption Agreement dated Nov. 25, 2002 by and among Xcel Energy Inc. and the Buyers listed on Exhibit A thereto. (Exhibit 4.136 to Form 10-K (file no. 001-03034) dated March 31, 2003).

4.07*	Indenture dated Nov. 21, 2002 between Xcel Energy Inc. and Wells Fargo Bank NA, 7.5 percent convertible senior notes due 2007 (Exhibit 4.137 to Form 10-K (file no. 001-03034) dated March 31, 2003).

4.08*	Supplemental Trust Indenture No. 2 dated June 15, 2003 between Xcel Energy Inc. and Wells Fargo Bank NA, supplementing trust indenture dated Dec. 1, 2000 (Exhibit 4.01 to Form 10-Q (file no. 001-03034) dated Aug. 15, 2003).

4.09*	Credit Agreement dated Jan. 22, 2003 between Xcel Energy Inc. and various lenders, creating a $100 million senior unsecured term loan facility (Exhibit 99.02 to Form 8-K (file no. 001-03034) dated Jan 23, 2003).

4.10*	Indenture dated Nov. 15, 2003 between Xcel Energy Inc. and Wells Fargo Bank Minnesota NA, 7.5 percent convertible senior notes due 2008. (Exhibit 4.10 to Form 10-K (file no. 001-03034) dated March 15, 2004).

4.11*	Registration Rights Agreement dated June 24, 2003 among Xcel Energy Inc. and Credit Suisse First Boston LLC, McDonald Investments Inc. and UBS Securities LLC (Exhibit 4.10 to Form S-4 (file no. 001-03034) dated Oct. 9, 2003).

4.12*	Registration Rights Agreement dated Nov. 21, 2003 among Xcel Energy Inc., Citadel Equity Fund Ltd., Citadel Credit Trading Ltd., and Citadel Jackson Investment Fund Ltd. (Exhibit 4.12 to Form 10-K (file no. 001-03034) dated March 15, 2004).

NSP-Minnesota

4.13*	Trust Indenture, dated Feb. 1, 1937, from Northern States Power Co. (a Minnesota corporation) to Harris Trust and Savings Bank, as Trustee. (Exhibit B-7 to file no. 2-5290).

4.14*	Supplemental and Restated Trust Indenture, dated May 1, 1988, from Northern States Power Co. (a Minnesota corporation) to Harris Trust and Savings Bank, as Trustee. (Exhibit 4.02 to Form 10-K of NSP-Minnesota for the year 1988, file no. 001-03034).

Supplemental Indentures between NSP-Minnesota and said Trustee, supplemental to Exhibit 4.13, dated as follows:

4.15*	June 1, 1942 (Exhibit B-8 to file no. 2-97667).

4.16*	Feb. 1, 1944 (Exhibit B-9 to file no. 2-5290).

4.17*	Oct. 1, 1945 (Exhibit 7.09 to file no. 2-5924).

4.18*	July 1, 1948 (Exhibit 7.05 to file no. 2-7549).

4.19*	Aug. 1, 1949 (Exhibit 7.06 to file no. 2-8047).

4.20*	June 1, 1952 (Exhibit 4.08 to file no. 2-9631).

4.21*	Oct. 1, 1954 (Exhibit 4.10 to file no. 2-12216).

4.22*	Sept. 1, 1956 (Exhibit 2.09 to file no. 2-13463).

4.23*	Aug. 1, 1957 (Exhibit 2.10 to file no. 2-14156).

4.24*	July 1, 1958 (Exhibit 4.12 to file no. 2-15220).

4.25*	Dec. 1, 1960 (Exhibit 2.12 to file no. 2-18355).

4.26*	Aug. 1, 1961 (Exhibit 2.13 to file no. 2-20282).

4.27*	June 1, 1962 (Exhibit 2.14 to file no. 2-21601).

4.28*	Sept. 1, 1963 (Exhibit 4.16 to file no. 2-22476).

4.29*	Aug. 1, 1966 (Exhibit 2.16 to file no. 2-26338).

4.30*	June 1, 1967 (Exhibit 2.17 to file no. 2-27117).

4.31*	Oct. 1, 1967 (Exhibit 2.01R to file no. 2-28447).

4.32*	May 1, 1968 (Exhibit 2.01S to file no. 2-34250).

4.33*	Oct. 1, 1969 (Exhibit 2.01T to file no. 2-36693).

4.34*	Feb. 1, 1971 (Exhibit 2.01U to file no. 2-39144).

4.35*	May 1, 1971 (Exhibit 2.01V to file no. 2-39815).

4.36*	Feb. 1, 1972 (Exhibit 2.01W to file no. 2-42598).

4.37*	Jan. 1, 1973 (Exhibit 2.01X to file no. 2-46434).

4.38*	Jan. 1, 1974 (Exhibit 2.01Y to file no. 2-53235).

4.39*	Sept. 1, 1974 (Exhibit 2.01Z to file no. 2-53235).

4.40*	April 1, 1975 (Exhibit 4.01AA to file no. 2-71259).

4.41*	May 1, 1975 (Exhibit 4.01BB to file no. 2-71259).

4.42*	March 1, 1976 (Exhibit 4.01CC to file no. 2-71259).

4.43*	June 1, 1981 (Exhibit 4.01DD to file no. 2-71259).

4.44*	Dec. 1, 1981 (Exhibit 4.01EE to file no. 2-83364).

4.45*	May 1, 1983 (Exhibit 4.01FF to file no. 2-97667).

4.46*	Dec. 1, 1983 (Exhibit 4.01GG to file no. 2-97667).

4.47*	Sept. 1, 1984 (Exhibit 4.01HH to file no. 2-97667).

4.48*	Dec. 1, 1984 (Exhibit 4.01II to file no. 2-97667).

4.49*	May 1, 1985 (Exhibit 4.36 to Form 10-K (file no. 001-03034) for the year 1985).

4.50*	Sept. 1, 1985 (Exhibit 4.37 to Form 10-K (file no. 001-03034) for the year 1985).

4.51*	July 1, 1989 (Exhibit 4.01 to Form 8-K (file no. 001-03034) dated July 7, 1989).

4.52*	June 1, 1990 (Exhibit 4.01 to Form 8-K (file no. 001-03034) dated June 1, 1990).

4.53*	Oct. 1, 1992 (Exhibit 4.01 to Form 8-K (file no. 001-03034) dated Oct. 13, 1992).

4.54*	April 1, 1993 (Exhibit 4.01 to Form 8-K (file no. 001-03034) dated March 30, 1993).

4.55*	Dec. 1, 1993 (Exhibit 4.01 to Form 8-K (file no. 001-03034) dated Dec. 7, 1993).

4.56*	Feb. 1, 1994 (Exhibit 4.01 to Form 8-K (file no. 001-03034) dated Feb. 10, 1994).

4.57*	Oct. 1, 1994 (Exhibit 4.01 to Form 8-K (file no. 001-03034) dated Oct. 5, 1994).

4.58*	June 1, 1995 (Exhibit 4.01 to Form 8-K (file no. 001-03034) dated June 28, 1995).

4.59*	April 1, 1997 (Exhibit 4.47 to Form 10-K (file no. 001-03034) for the year 1997).

4.60*	March 1, 1998 (Exhibit 4.01 to Form 8-K (file no. 001-03034) dated March 11, 1998).

4.61*	May 1, 1999 (Exhibit 4.49 to NSP-Minnesota Form 10-12G (file no. 000-31709) dated Oct. 5, 2000).

4.62*	June 1, 2000 (Exhibit 4.50 to NSP-Minnesota Form 10-12G (file no. 000-31709) dated Oct. 5, 2000).

4.63*	Aug. 1, 2000 (Assignment and Assumption of Trust Indenture) (Exhibit 4.51 to NSP-Minnesota Form 10-12G (file no. 000-31709) dated Oct. 5, 2000).

4.64*	Trust Indenture, dated July 1, 1999, between Northern States Power Co. (a Minnesota corporation) and Norwest Bank Minnesota, National Association, as Trustee. (Exhibit 4.01 to NSP-Minnesota Form 8-K (file no. 001-03034) dated July 21, 1999).

4.65*	Supplemental Trust Indenture, dated July 15, 1999, between Northern States Power Co. (a Minnesota corporation) and Norwest Bank Minnesota, National Association, as Trustee. (Exhibit 4.02 to NSP-Minnesota Form 8-K (file no. 001-03034) dated July 21, 1999).

4.66*	Supplemental Trust Indenture, dated Aug. 18, 2000, supplemental to the Indenture dated July 1, 1999, among Xcel Energy, Northern States Power Co. (a Minnesota corporation) and Wells Fargo Bank Minnesota, National Association, as Trustee. (Exhibit 4.63 to NSP-Minnesota Form 10-12G (file no. 000-31709) dated Oct. 5, 2000).

4.67*	Supplemental Trust Indenture dated June 1, 2002, supplemental to the Indentures dated Feb. 1, 1937 and May 1, 1988, between Northern States Power Co. (a Minnesota Corporation) and BNY Midwest Trust Co., as successor trustee (Exhibit 4.05 to Form 10-Q (file no. 000-31709) dated Sept. 30, 2002).

4.68*	Supplemental Trust Indenture dated July 1, 2002, supplemental to the Indentures dated Feb. 1, 1937 and May 1, 1988, between Northern States Power Co. (a Minnesota Corporation) and BNY Midwest Trust Co., as successor trustee (Exhibit 4.06 to Form 10-Q (file no. 000-31709) dated Sept. 30, 2002).

4.69*	Supplemental Trust Indenture dated July 1, 2002, supplemental to the Indenture dated July 1, 1999, between Northern States Power Co. (a Minnesota Corporation) and Wells Fargo Bank Minnesota, National Association, as trustee (Exhibit 4.01 to Form 8-K (file no. 000-31709) dated July 8, 2002).

4.70*	Supplemental Trust Indenture dated Aug. 1, 2002, supplemental to the Indentures dated Feb. 1, 1937 and May 1, 1988, between Northern States Power Co. (a Minnesota Corporation) and BNY Midwest Trust Co., as successor trustee (Exhibit 4.01 to Form 8-K (file no. 001-31387) dated Aug. 22, 2002).

4.71*	Credit Agreement between Northern States Power Co. (a Minnesota corporation), Bank One NA and Wells Fargo Bank Minnesota NA and other financial institutions party thereto dated May 16, 2003 (Exhibit 4.01 to NSP-Minnesota Form 10-Q (file no. 001-031387) dated Aug. 14, 2003).

4.72*	Supplemental Trust Indenture dated Aug. 1, 2003 between Northern States Power Co. (a Minnesota corporation) and BNY Midwest Trust Co., supplementing indentures dated Feb. 1, 1937 and May 1, 1988 (Exhibit 4.01 to Form 8-K (file no. 001-31387) dated Aug. 6, 2003).

4.73*	Supplemental Trust Indenture dated May 1, 2003 between Northern States Power Co. (a Minnesota corporation) and BNY Midwest Trust Co., supplementing indentures dated Feb. 1, 1937 and May 1, 1988. (Exhibit 4.73 to Form 10-K (file no. 001-03034) dated March 15, 2004).

NSP-Wisconsin

4.74*	Trust Indenture, dated April 1, 1947, From Northern States Power Co. (a Wisconsin corporation) to Firstar Trust Co. (formerly First Wisconsin Trust Co.). (Exhibit 7.01 to Registration Statement 2-6982).

4.75*	Supplemental Trust Indenture, dated March 1, 1949. (Exhibit 7.02 to Registration Statement 2-7825).

4.76*	Supplemental Trust Indenture, dated June 1, 1957. (Exhibit 2.13 to Registration Statement 2-13463).

4.77*	Supplemental Trust Indenture, dated Aug. 1, 1964. (Exhibit 4.20 to Registration Statement 2-23726).

4.78*	Supplemental Trust Indenture, dated Dec. 1, 1969. (Exhibit 2.03E to Registration Statement 2-36693).

4.79*	Supplemental Trust Indenture, dated Sept. 1, 1973. (Exhibit 2.03F to Registration Statement 2-49757).

4.80*	Supplemental Trust Indenture, dated Feb. 1, 1982. (Exhibit 4.01G to Registration Statement 2-76146).

4.81*	Supplemental Trust Indenture, dated March 1, 1982. (Exhibit 4.08 to Form 10-K (file no. 001-03140) for the year 1982).

4.82*	Supplemental Trust Indenture, dated June 1, 1986. (Exhibit 4.09 to Form 10-K (file no. 001-03140) for the year 1986).

4.83*	Supplemental Trust Indenture, dated March 1, 1988. (Exhibit 4.10 to Form 10-K (file no. 001-03140) for the year 1988).

4.84*	Supplemental and Restated Trust Indenture, dated March 1, 1991. (Exhibit 4.01K to Registration Statement 33-39831).

4.85*	Supplemental Trust Indenture, dated April 1, 1991. (Exhibit 4.01 to Form 10-Q (file no. 001-03140) for the quarter ended March 31, 1991).

4.86*	Supplemental Trust Indenture, dated March 1, 1993. (Exhibit to Form 8-K (file no. 001-03140) dated March 3, 1993).

4.87*	Supplemental Trust Indenture, dated Oct. 1, 1993. (Exhibit 4.01 to Form 8-K (file no. 001-03140) dated Sept. 21, 1993).

4.88*	Supplemental Trust Indenture, dated Dec. 1, 1996. (Exhibit 4.01 to Form 8-K (file no. 001-03140) dated Dec. 12, 1996).

4.89*	Trust Indenture dated Sept. 1, 2000, between Northern States Power Co. (a Wisconsin corporation) and Firstar Bank, N.A. as Trustee. (Exhibit 4.01 to Form 8-K (file no. 001-03140) dated Sept. 25, 2000).

4.90*	Supplemental Trust Indenture dated Sept. 15, 2000, between Northern States Power Co. (a Wisconsin corporation) and Firstar Bank, N.A. as Trustee, creating $80 million principal amount of 7.64 percent Senior Notes, Series due 2008. (Exhibit 4.02 to Form 8-K (file no 001-03140) dated Sept. 25, 2000).

4.91*	Supplemental Trust Indenture dated Sept. 1, 2003 between Northern States Power Co. (a Wisconsin corporation) and US Bank NA, supplementing indentures dated April 1, 1947 and March 1, 1991 (Exhibit 4.05 to Xcel Energy Form 10-Q (file no. 001-03034) dated Nov. 13, 2003).

4.92*	Exchange and Registration Rights Agreement dated Oct. 2, 2003 among Northern States Power Co. (a Wisconsin corporation) and Goldman, Sachs & Co. and BNY Capital Markets, Inc. (Exhibit 4.92 to Form 10-K (file no. 001-03034) dated March 15, 2004).

PSCo

4.93*	Indenture, dated as of Dec. 1, 1939, providing for the issuance of First Mortgage Bonds (Form 10 for 1946- Exhibit (B-1)).

4.94*	Indentures supplemental to Indenture dated as of Dec. 1, 1939:

	Previous Filing:			Previous Filing:
	Form; Date or	Exhibit		Form; Date or	Exhibit
Dated as of	file no.	No.	Dated as of	file no.	No.
March 14, 1941	10, 1946	B-2	March 1, 1974	8-K, April 1974	2
May 14, 1941	10, 1946	B-3	Dec. 1, 1974	8-K, December 1974	1
April 28, 1942	10, 1946	B-4	Oct. 1, 1975	S-7, (2-60082)	2(b)(3)
April 14, 1943	10, 1946	B-5	April 28, 1976	S-7, (2-60082)	2(b)(4)
April 27, 1944	10, 1946	B-6	April 28, 1977	S-7, (2-60082)	2(b)(5)
April 18, 1945	10, 1946	B-7	Nov. 1, 1977	S-7, (2-62415)	2(b)(3)
April 23, 1946	10-K, 1946	B-8	April 28, 1978	S-7, (2-62415)	2(b)(4)
April 9, 1947	10-K, 1946	B-9	Oct. 1, 1978	10-K, 1978	D(1)
June 1, 1947	S-1, (2-7075)	7(b)	Oct. 1, 1979	S-7, (2-66484)	2(b)(3)
April 1, 1948	S-1, (2-7671)	7(b)(1)	March 1, 1980	10-K, 1980	4(c)
May 20, 1948	S-1, (2-7671)	7(b)(2)	April 28, 1981	S-16, (2-74923)	4(c)
Oct. 1, 1948	10-K, 1948	4	Nov. 1, 1981	S-16, (2-74923)	4(c)
April 20, 1949	10-K, 1949	1	Dec. 1, 1981	10-K, 1981	4(c)
April 24, 1950	8-K, April 1950	1	April 29, 1982	10-K, 1982	4(c)
April 18, 1951	8-K, April 1951	1	May 1, 1983	10-K, 1983	4(c)
Oct. 1, 1951	8-K, November 1951	1	April 30, 1984	S-3, (2-95814)	4(c)
April 21, 1952	8-K, April 1952	1	March 1, 1985	10-K, 1985	4(c)
Dec. 1, 1952	S-9, (2-11120)	2(b)(9)	Nov. 1, 1986	10-K, 1986	4(c)
April 15, 1953	8-K, April 1953	2	May 1, 1987	10-K, 1987	4(c)
April 19, 1954	8-K, April 1954	1	July 1, 1990	S-3, (33-37431)	4(c)
Oct. 1, 1954	8-K, October 1954	1	Dec. 1, 1990	10-K, 1990	4(c)
April 18, 1955	8-K, April 1955	1	March 1, 1992	10-K, 1992	4(d)
April 24, 1956	10-K, 1956	1	April 1, 1993	10-Q, June 30, 1993	4(a)
May 1, 1957	S-9, (2-13260)	2(b)(15)	June 1, 1993	10-Q, June 30, 1993	4(b)
April 10, 1958	8-K, April 1958	1	Nov. 1, 1993	S-3, (33-51167)	4(a)(3)
May 1, 1959	8-K, May 1959	2	Jan. 1, 1994	10-K, 1993	4(a)(3)
April 18, 1960	8-K, April 1960	1	Sept. 2, 1994	8-K, September 1994	4(a)
April 19, 1961	8-K, April 1961	1	May 1, 1996	10-Q, June 30, 1996	4(a)
Oct. 1, 1961	8-K, October 1961	2	Nov. 1, 1996	10-K, 1996	4(a)(3)
March 1, 1962	8-K, March 1962	3(a)	Feb. 1, 1997	10-Q, March 31, 1997	4(a)
June 1, 1964	8-K, June 1964	1	April 1, 1998	10-Q, March 31, 1998	4(a)
May 1, 1966	8-K, May 1966	2	Aug. 15, 2002	10-Q, Sept. 30, 2002	4.01
July 1, 1967	8-K, July 1967	2	Sept. 15, 2002	10-Q, Sept. 30, 2002	4.02
July 1, 1968	8-K, July 1968	2	Sept. 1, 2002	8-K, Sept. 18, 2002	4.02
April 25, 1969	8-K, April 1969	1	March 1, 2003	S-3, April 14, 2003 (333-104504)	4(a)(3)
April 21, 1970	8-K, April 1970	1	April 1, 2003	10-Q, May 15, 2003 (001-03280)	4.01
Sept. 1, 1970	8-K, September 1970	2	May 1, 2003	S-4, June 11, 2003 (333-106011)	4.4
Feb. 1, 1971	8-K, February 1971	2	Sept. 1, 2003	8-K, Sept. 2, 2003 (001-03280)	4.01
Aug. 1, 1972	8-K, August 1972	2
June 1, 1973	8-K, June 1973	1

4.95*	Indenture, dated as of Oct. 1, 1993, providing for the issuance of First Collateral Trust Bonds (Form 10-Q, Sept. 30, 1993 — Exhibit 4(a)).

4.96*	Indentures supplemental to Indenture dated as of Oct. 1, 1993:

	Previous Filing:			Previous Filing:
	Form; Date or	Exhibit		Form; Date or	Exhibit
Dated as of	file no.	No.	Dated as of	file no.	No.
Nov. 1, 1993	S-3, (33-51167)	4(b)(2)	Aug. 15, 2002	10-Q, Sept. 30, 2002	4.03
Jan. 1, 1994	10-K, 1993	4(b)(3)	Sept. 1, 2002	8-K, Sept. 18, 2002	4.01
Sept. 2, 1994	8-K, September 1994	4(b)	Sept. 15, 2002	10-Q, Sept. 30, 2002	4.04
May 1, 1996	10-Q, June 30, 1996	4(b)	March 1, 2003	S-3, April 14, 2003 (333-104504)	4(b)(3)
Nov. 1, 1996	10-K, 1996	4(b)(3)	April 1, 2003	10-Q May 15, 2003 (001-03280)	4.02
Feb. 1, 1997	10-Q, March 31, 1997	4(b)	May 1, 2003	S-4, June 11, 2003 (333-106011)	4.9
April 1, 1998	10-Q, March 31, 1998	4(b)	Sept. 1, 2003	8-K, Sept. 2, 2003 (001-02380)	4.02

4.97*	Indenture dated July 1, 1999, between PSCo and The Bank of New York, providing for the issuance of Senior Debt Securities and Supplemental Indenture dated July 15, 1999, between PSCo and The Bank of New York (Exhibits 4.1 and 4.2 to Form 8-K (file no. 001-03280) dated July 13, 1999).

4.98*	Credit Agreement between Public Service Co. of Colorado, Bank One NA and Wells Fargo Bank Minnesota NA and other financial institutions party thereto dated May 16, 2003 (Exhibit 4.02 to PSCo Form 10-Q (file no. 001-03280) dated Aug. 14, 2003).

4.99*	Supplemental Indenture dated Sept. 15, 2003 between Public Service Co. of Colorado and U.S. Bank Trust National Association, supplementing the indenture dated Dec. 1, 1939, creating $250 million principal amount of First Mortgage Bonds, Collateral Series L due 2013. (Exhibit 4.99 to Form 10-K (file no. 001-03034) dated March 15, 2004).

4.100*	Supplemental Indenture dated Sept. 15, 2003 between Public Service Co. of Colorado and U.S. Bank Trust National Association, supplementing the indenture dated Oct. 1, 1993, creating $250 million principal amount of First Collateral Trust Bonds, Series 12 due 2013. (Exhibit 4.100 to Form 10-K (file no. 001-03034) dated March 15, 2004).

4.101*	Registration Rights Agreement dated March 14, 2003 among Public Service Co. of Colorado , Bank One Capital Markets, Inc. and UBS Warburg LLC (Exhibit 4.1 to Form S-4 (file no. 333-106011) dated June 11, 2003).

SPS

4.102*	Indenture dated Feb. 1, 1999 between Southwestern Public Service Co. and The Chase Manhattan Bank (Exhibit B to Form 8-K (file no. 001-03789) dated Feb. 25, 1999).

4.103*	First Supplemental Indenture dated March 1, 1999, between Southwestern Public Service Co. and The Chase Manhattan Bank (Exhibit C to Form 8-K (file no. 001-03789) dated Feb. 25, 1999).

4.104*	Second Supplemental Indenture dated Oct. 1, 2001, between Southwestern Public Service Co. and The Chase Manhattan Bank (Exhibit 4.01 to Form 8-K (file no. 001-03789) dated Oct. 23, 2001).

4.105*	Third Supplemental Indenture dated Oct 1, 2003 to the indenture dated Feb. 1, 1999 between Southwestern Public Service Co. and JPMorgan Chase Bank (Exhibit 4.04 to Xcel Energy Form 10-Q (file no. 001-03034) dated Nov. 13, 2003).

4.106*	Red River Authority for Texas Indenture of Trust dated July 1, 1991 (Form 10-K, Aug. 31, 1991 -Exhibit 4(b)).

4.107*	Credit Agreement between Southwestern Public Service Co., Bank One NA, Wells Fargo Bank NA, Bank of Montreal and The Bank of New York dated Feb. 17, 2004. (Exhibit 4.107 to Form 10-K (file no. 001-03034) dated March 15, 2004).

4.108*	Registration Rights Agreement dated Oct. 6, 2003 among Southwestern Public Service Co., Citigroup Global Markets Inc. and Credit Suisse First Boston LLC. (Exhibit 4.108 to Form 10-K (file no. 001-03034) dated March 15, 2004).

Xcel Energy

5.1**	Opinion of Gary R. Johnson as to certain legal matters.

5.2**	Opinion of Jones Day as to certain legal matters

8.1**	Opinion of Jones Day as to certain U.S. federal tax considerations

12.1	Computation of Ratio of Earnings to Fixed Charges.

23.1	Independent Auditors’ Consent of Deloitte & Touche LLP.

23.2	Independent Accountants’ Consent of PricewaterhouseCoopers LLP.

23.4**	Consent of Gary R. Johnson (included in Exhibit 5.1).

23.5**	Consent of Jones Day (included in Exhibits 5.2 and 8.1)

24.1**	Power of Attorney (included on signature page of this Registration Statement).

25.1	Form T-1 Statement of Eligibility of the Trustee under the Indenture

*	Indicates incorporation by reference

**	Previously filed.

Item 17. Undertakings.

     The undersigned registrant hereby undertakes:

     (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; and

     (2)  That, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (h)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions described under Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this registration statement on Form S-3 and has duly caused this Post Effective Amendment No. 1 on Form S-3 to Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, and State of Minnesota, on the 18th day of March, 2004.

XCEL ENERGY INC.

By:	/s/ Benjamin G.S. Fowke III

Benjamin G.S. Fowke III
Vice President, Chief Financial Officer and Treasurer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on the date listed above by the following persons in the capacities indicated.

Signature	Title

* Wayne H. Brunetti	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Teresa S. Madden Teresa S. Madden	Vice President and Controller (Principal Accounting Officer)

/s/ Benjamin G.S. Fowke III Benjamin G.S. Fowke III	Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)

* C. Coney Burgess	Director

* David A. Christensen	Director

* Roger R. Hemminghaus	Director

* A. Barry Hirschfeld	Director

* Douglas W. Leatherdale	Director

* Albert F. Moreno	Director

* Margaret R. Preska	Director

* A. Patricia Sampson	Director

* Allan L. Schuman	Director

Signature	Title

* Rodney E. Slifer	Director

* W. Thomas Stephens	Director

	/s/ Benjamin G.S. Fowke III	Attorney-in-Fact
*	Benjamin G.S. Fowke III

II-4

INDEX TO EXHIBITS

Exhibit Number	Description
Xcel Energy

2.01*	Agreement and Plan of Merger, dated as of March 24, 1999, by and between Northern States Power Co. and New Century Energies, Inc. (Exhibit 2.1 to New Century Energies, Inc. Form 8-K (file no. 001-12907) dated March 24, 1999).

2.02*	Order confirming NRG plan of reorganization dated Nov. 24, 2003 (Exhibit 99.b.10 to Form POS AMC (file no. 070-10152) dated Dec. 1, 2003).

2.03*	Release-Based Amount Agreement dated Dec. 5, 2003 between Xcel Energy Inc. and NRG Energy, Inc. (Exhibit 2.03 to Form 10-K (file no. 001-03034) dated March 15, 2004).

2.04*	Settlement Agreement dated Dec. 5, 2003 between Xcel Energy Inc. and NRG Energy, Inc. (Exhibit 2.04 to Form 10-K (file no. 001-03034) dated March 15, 2004).

2.05*	Employee Matters Agreement dated Dec. 5, 2003 between Xcel Energy Inc. and NRG Energy, Inc. (Exhibit 2.05 to Form 10-K (file no. 001-03034) dated March 15, 2004).

2.06*	Tax Matters Agreement dated Dec. 5, 2003 between Xcel Energy Inc. and NRG Energy, Inc. (Exhibit 2.06 to Form 10-K (file no. 001-03034) dated March 15, 2004).

Xcel Energy

4.01*	Trust Indenture dated Dec. 1, 2000, between Xcel Energy Inc. and Wells Fargo Bank Minnesota, National Association, as Trustee. (Exhibit 4.01 to Form 8-K (file no. 001-03034) dated Dec. 18, 2000).

4.02*	Supplemental Trust Indenture dated Dec. 15, 2000, between Xcel Energy Inc. and Wells Fargo Bank Minnesota, National Association, as Trustee, creating $600 million principal amount of 7 percent Senior Notes, Series due 2010. (Exhibit 4.01 to Form 8-K (file no. 001-03034) dated Dec. 18, 2000).

4.03*	Stockholder Protection Rights Agreement dated Dec. 13, 2000, between Xcel Energy Inc. and Wells Fargo Bank Minnesota, N.A., as Rights Agent. (Exhibit 1 to Form 8-K (file no. 001-03034) dated Jan. 4, 2001).

4.04*	$400 million Five-Year Credit Agreement. (Exhibit 99.02 to Form 8-K (file no. 001-03034) dated Aug. 6, 2002).

4.05*	Registration Rights Agreement dated Nov. 21, 2002 by and among Xcel Energy Inc. and Merrill Lynch, Pierce, Fenner & Smith Inc. and Lazard Freres & Co. LLC. (Exhibit 4.125 to Form 10-K (file no. 001-03034) dated March 31, 2003).

4.06*	Redemption Agreement dated Nov. 25, 2002 by and among Xcel Energy Inc. and the Buyers listed on Exhibit A thereto. (Exhibit 4.136 to Form 10-K (file no. 001-03034) dated March 31, 2003).

4.07*	Indenture dated Nov. 21, 2002 between Xcel Energy Inc. and Wells Fargo Bank NA, 7.5 percent convertible senior notes due 2007 (Exhibit 4.137 to Form 10-K (file no. 001-03034) dated March 31, 2003).

4.08*	Supplemental Trust Indenture No. 2 dated June 15, 2003 between Xcel Energy Inc. and Wells Fargo Bank NA, supplementing trust indenture dated Dec. 1, 2000 (Exhibit 4.01 to Form 10-Q (file no. 001-03034) dated Aug. 15, 2003).

4.09*	Credit Agreement dated Jan. 22, 2003 between Xcel Energy Inc. and various lenders, creating a $100 million senior unsecured term loan facility (Exhibit 99.02 to Form 8-K (file no. 001-03034) dated Jan 23, 2003).

4.10*	Indenture dated Nov. 15, 2003 between Xcel Energy Inc. and Wells Fargo Bank Minnesota NA, 7.5 percent convertible senior notes due 2008. (Exhibit 4.10 to Form 10-K (file no. 001-03034) dated March 15, 2004).

4.11*	Registration Rights Agreement dated June 24, 2003 among Xcel Energy Inc. and Credit Suisse First Boston LLC, McDonald Investments Inc. and UBS Securities LLC (Exhibit 4.10 to Form S-4 (file no. 001-03034) dated Oct. 9, 2003).

4.12*	Registration Rights Agreement dated Nov. 21, 2003 among Xcel Energy Inc., Citadel Equity Fund Ltd., Citadel Credit Trading Ltd., and Citadel Jackson Investment Fund Ltd. (Exhibit 4.12 to Form 10-K (file no. 001-03034) dated March 15, 2004).

NSP-Minnesota

4.13*	Trust Indenture, dated Feb. 1, 1937, from Northern States Power Co. (a Minnesota corporation) to Harris Trust and Savings Bank, as Trustee. (Exhibit B-7 to file no. 2-5290).

4.14*	Supplemental and Restated Trust Indenture, dated May 1, 1988, from Northern States Power Co. (a Minnesota corporation) to Harris Trust and Savings Bank, as Trustee. (Exhibit 4.02 to Form 10-K of NSP-Minnesota for the year 1988, file no. 001-03034).

Supplemental Indentures between NSP-Minnesota and said Trustee, supplemental to Exhibit 4.13, dated as follows:

4.15*	June 1, 1942 (Exhibit B-8 to file no. 2-97667).

4.16*	Feb. 1, 1944 (Exhibit B-9 to file no. 2-5290).

4.17*	Oct. 1, 1945 (Exhibit 7.09 to file no. 2-5924).

4.18*	July 1, 1948 (Exhibit 7.05 to file no. 2-7549).

4.19*	Aug. 1, 1949 (Exhibit 7.06 to file no. 2-8047).

4.20*	June 1, 1952 (Exhibit 4.08 to file no. 2-9631).

4.21*	Oct. 1, 1954 (Exhibit 4.10 to file no. 2-12216).

4.22*	Sept. 1, 1956 (Exhibit 2.09 to file no. 2-13463).

4.23*	Aug. 1, 1957 (Exhibit 2.10 to file no. 2-14156).

4.24*	July 1, 1958 (Exhibit 4.12 to file no. 2-15220).

4.25*	Dec. 1, 1960 (Exhibit 2.12 to file no. 2-18355).

4.26*	Aug. 1, 1961 (Exhibit 2.13 to file no. 2-20282).

4.27*	June 1, 1962 (Exhibit 2.14 to file no. 2-21601).

4.28*	Sept. 1, 1963 (Exhibit 4.16 to file no. 2-22476).

4.29*	Aug. 1, 1966 (Exhibit 2.16 to file no. 2-26338).

4.30*	June 1, 1967 (Exhibit 2.17 to file no. 2-27117).

4.31*	Oct. 1, 1967 (Exhibit 2.01R to file no. 2-28447).

4.32*	May 1, 1968 (Exhibit 2.01S to file no. 2-34250).

4.33*	Oct. 1, 1969 (Exhibit 2.01T to file no. 2-36693).

4.34*	Feb. 1, 1971 (Exhibit 2.01U to file no. 2-39144).

4.35*	May 1, 1971 (Exhibit 2.01V to file no. 2-39815).

4.36*	Feb. 1, 1972 (Exhibit 2.01W to file no. 2-42598).

4.37*	Jan. 1, 1973 (Exhibit 2.01X to file no. 2-46434).

4.38*	Jan. 1, 1974 (Exhibit 2.01Y to file no. 2-53235).

4.39*	Sept. 1, 1974 (Exhibit 2.01Z to file no. 2-53235).

4.40*	April 1, 1975 (Exhibit 4.01AA to file no. 2-71259).

4.41*	May 1, 1975 (Exhibit 4.01BB to file no. 2-71259).

4.42*	March 1, 1976 (Exhibit 4.01CC to file no. 2-71259).

4.43*	June 1, 1981 (Exhibit 4.01DD to file no. 2-71259).

4.44*	Dec. 1, 1981 (Exhibit 4.01EE to file no. 2-83364).

4.45*	May 1, 1983 (Exhibit 4.01FF to file no. 2-97667).

4.46*	Dec. 1, 1983 (Exhibit 4.01GG to file no. 2-97667).

4.47*	Sept. 1, 1984 (Exhibit 4.01HH to file no. 2-97667).

4.48*	Dec. 1, 1984 (Exhibit 4.01II to file no. 2-97667).

4.49*	May 1, 1985 (Exhibit 4.36 to Form 10-K (file no. 001-03034) for the year 1985).

4.50*	Sept. 1, 1985 (Exhibit 4.37 to Form 10-K (file no. 001-03034) for the year 1985).

4.51*	July 1, 1989 (Exhibit 4.01 to Form 8-K (file no. 001-03034) dated July 7, 1989).

4.52*	June 1, 1990 (Exhibit 4.01 to Form 8-K (file no. 001-03034) dated June 1, 1990).

4.53*	Oct. 1, 1992 (Exhibit 4.01 to Form 8-K (file no. 001-03034) dated Oct. 13, 1992).

4.54*	April 1, 1993 (Exhibit 4.01 to Form 8-K (file no. 001-03034) dated March 30, 1993).

4.55*	Dec. 1, 1993 (Exhibit 4.01 to Form 8-K (file no. 001-03034) dated Dec. 7, 1993).

4.56*	Feb. 1, 1994 (Exhibit 4.01 to Form 8-K (file no. 001-03034) dated Feb. 10, 1994).

4.57*	Oct. 1, 1994 (Exhibit 4.01 to Form 8-K (file no. 001-03034) dated Oct. 5, 1994).

4.58*	June 1, 1995 (Exhibit 4.01 to Form 8-K (file no. 001-03034) dated June 28, 1995).

4.59*	April 1, 1997 (Exhibit 4.47 to Form 10-K (file no. 001-03034) for the year 1997).

4.60*	March 1, 1998 (Exhibit 4.01 to Form 8-K (file no. 001-03034) dated March 11, 1998).

4.61*	May 1, 1999 (Exhibit 4.49 to NSP-Minnesota Form 10-12G (file no. 000-31709) dated Oct. 5, 2000).

4.62*	June 1, 2000 (Exhibit 4.50 to NSP-Minnesota Form 10-12G (file no. 000-31709) dated Oct. 5, 2000).

4.63*	Aug. 1, 2000 (Assignment and Assumption of Trust Indenture) (Exhibit 4.51 to NSP-Minnesota Form 10-12G (file no. 000-31709) dated Oct. 5, 2000).

4.64*	Trust Indenture, dated July 1, 1999, between Northern States Power Co. (a Minnesota corporation) and Norwest Bank Minnesota, National Association, as Trustee. (Exhibit 4.01 to NSP-Minnesota Form 8-K (file no. 001-03034) dated July 21, 1999).

4.65*	Supplemental Trust Indenture, dated July 15, 1999, between Northern States Power Co. (a Minnesota corporation) and Norwest Bank Minnesota, National Association, as Trustee. (Exhibit 4.02 to NSP-Minnesota Form 8-K (file no. 001-03034) dated July 21, 1999).

4.66*	Supplemental Trust Indenture, dated Aug. 18, 2000, supplemental to the Indenture dated July 1, 1999, among Xcel Energy, Northern States Power Co. (a Minnesota corporation) and Wells Fargo Bank Minnesota, National Association, as Trustee. (Exhibit 4.63 to NSP-Minnesota Form 10-12G (file no. 000-31709) dated Oct. 5, 2000).

4.67*	Supplemental Trust Indenture dated June 1, 2002, supplemental to the Indentures dated Feb. 1, 1937 and May 1, 1988, between Northern States Power Co. (a Minnesota Corporation) and BNY Midwest Trust Co., as successor trustee (Exhibit 4.05 to Form 10-Q (file no. 000-31709) dated Sept. 30, 2002).

4.68*	Supplemental Trust Indenture dated July 1, 2002, supplemental to the Indentures dated Feb. 1, 1937 and May 1, 1988, between Northern States Power Co. (a Minnesota Corporation) and BNY Midwest Trust Co., as successor trustee (Exhibit 4.06 to Form 10-Q (file no. 000-31709) dated Sept. 30, 2002).

4.69*	Supplemental Trust Indenture dated July 1, 2002, supplemental to the Indenture dated July 1, 1999, between Northern States Power Co. (a Minnesota Corporation) and Wells Fargo Bank Minnesota, National Association, as trustee (Exhibit 4.01 to Form 8-K (file no. 000-31709) dated July 8, 2002).

4.70*	Supplemental Trust Indenture dated Aug. 1, 2002, supplemental to the Indentures dated Feb. 1, 1937 and May 1, 1988, between Northern States Power Co. (a Minnesota Corporation) and BNY Midwest Trust Co., as successor trustee (Exhibit 4.01 to Form 8-K (file no. 001-31387) dated Aug. 22, 2002).

4.71*	Credit Agreement between Northern States Power Co. (a Minnesota corporation), Bank One NA and Wells Fargo Bank Minnesota NA and other financial institutions party thereto dated May 16, 2003 (Exhibit 4.01 to NSP-Minnesota Form 10-Q (file no. 001-031387) dated Aug. 14, 2003).

4.72*	Supplemental Trust Indenture dated Aug. 1, 2003 between Northern States Power Co. (a Minnesota corporation) and BNY Midwest Trust Co., supplementing indentures dated Feb. 1, 1937 and May 1, 1988 (Exhibit 4.01 to Form 8-K (file no. 001-31387) dated Aug. 6, 2003).

4.73*	Supplemental Trust Indenture dated May 1, 2003 between Northern States Power Co. (a Minnesota corporation) and BNY Midwest Trust Co., supplementing indentures dated Feb. 1, 1937 and May 1, 1988. (Exhibit 4.73 to Form 10-K (file no. 001-03034) dated March 15, 2004).

NSP-Wisconsin

4.74*	Trust Indenture, dated April 1, 1947, From Northern States Power Co. (a Wisconsin corporation) to Firstar Trust Co. (formerly First Wisconsin Trust Co.). (Exhibit 7.01 to Registration Statement 2-6982).

4.75*	Supplemental Trust Indenture, dated March 1, 1949. (Exhibit 7.02 to Registration Statement 2-7825).

4.76*	Supplemental Trust Indenture, dated June 1, 1957. (Exhibit 2.13 to Registration Statement 2-13463).

4.77*	Supplemental Trust Indenture, dated Aug. 1, 1964. (Exhibit 4.20 to Registration Statement 2-23726).

4.78*	Supplemental Trust Indenture, dated Dec. 1, 1969. (Exhibit 2.03E to Registration Statement 2-36693).

4.79*	Supplemental Trust Indenture, dated Sept. 1, 1973. (Exhibit 2.03F to Registration Statement 2-49757).

4.80*	Supplemental Trust Indenture, dated Feb. 1, 1982. (Exhibit 4.01G to Registration Statement 2-76146).

4.81*	Supplemental Trust Indenture, dated March 1, 1982. (Exhibit 4.08 to Form 10-K (file no. 001-03140) for the year 1982).

4.82*	Supplemental Trust Indenture, dated June 1, 1986. (Exhibit 4.09 to Form 10-K (file no. 001-03140) for the year 1986).

4.83*	Supplemental Trust Indenture, dated March 1, 1988. (Exhibit 4.10 to Form 10-K (file no. 001-03140) for the year 1988).

4.84*	Supplemental and Restated Trust Indenture, dated March 1, 1991. (Exhibit 4.01K to Registration Statement 33-39831).

4.85*	Supplemental Trust Indenture, dated April 1, 1991. (Exhibit 4.01 to Form 10-Q (file no. 001-03140) for the quarter ended March 31, 1991).

4.86*	Supplemental Trust Indenture, dated March 1, 1993. (Exhibit to Form 8-K (file no. 001-03140) dated March 3, 1993).

4.87*	Supplemental Trust Indenture, dated Oct. 1, 1993. (Exhibit 4.01 to Form 8-K (file no. 001-03140) dated Sept. 21, 1993).

4.88*	Supplemental Trust Indenture, dated Dec. 1, 1996. (Exhibit 4.01 to Form 8-K (file no. 001-03140) dated Dec. 12, 1996).

4.89*	Trust Indenture dated Sept. 1, 2000, between Northern States Power Co. (a Wisconsin corporation) and Firstar Bank, N.A. as Trustee. (Exhibit 4.01 to Form 8-K (file no. 001-03140) dated Sept. 25, 2000).

4.90*	Supplemental Trust Indenture dated Sept. 15, 2000, between Northern States Power Co. (a Wisconsin corporation) and Firstar Bank, N.A. as Trustee, creating $80 million principal amount of 7.64 percent Senior Notes, Series due 2008. (Exhibit 4.02 to Form 8-K (file no 001-03140) dated Sept. 25, 2000).

4.91*	Supplemental Trust Indenture dated Sept. 1, 2003 between Northern States Power Co. (a Wisconsin corporation) and US Bank NA, supplementing indentures dated April 1, 1947 and March 1, 1991 (Exhibit 4.05 to Xcel Energy Form 10-Q (file no. 001-03034) dated Nov. 13, 2003).

4.92*	Exchange and Registration Rights Agreement dated Oct. 2, 2003 among Northern States Power Co. (a Wisconsin corporation) and Goldman, Sachs & Co. and BNY Capital Markets, Inc. (Exhibit 4.92 to Form 10-K (file no. 001-03034) dated March 15, 2004).

PSCo

4.93*	Indenture, dated as of Dec. 1, 1939, providing for the issuance of First Mortgage Bonds (Form 10 for 1946- Exhibit (B-1)).

4.94*	Indentures supplemental to Indenture dated as of Dec. 1, 1939:

	Previous Filing:			Previous Filing:
	Form; Date or	Exhibit		Form; Date or	Exhibit
Dated as of	file no.	No.	Dated as of	file no.	No.
March 14, 1941	10, 1946	B-2	March 1, 1974	8-K, April 1974	2
May 14, 1941	10, 1946	B-3	Dec. 1, 1974	8-K, December 1974	1
April 28, 1942	10, 1946	B-4	Oct. 1, 1975	S-7, (2-60082)	2(b)(3)
April 14, 1943	10, 1946	B-5	April 28, 1976	S-7, (2-60082)	2(b)(4)
April 27, 1944	10, 1946	B-6	April 28, 1977	S-7, (2-60082)	2(b)(5)
April 18, 1945	10, 1946	B-7	Nov. 1, 1977	S-7, (2-62415)	2(b)(3)
April 23, 1946	10-K, 1946	B-8	April 28, 1978	S-7, (2-62415)	2(b)(4)
April 9, 1947	10-K, 1946	B-9	Oct. 1, 1978	10-K, 1978	D(1)
June 1, 1947	S-1, (2-7075)	7(b)	Oct. 1, 1979	S-7, (2-66484)	2(b)(3)
April 1, 1948	S-1, (2-7671)	7(b)(1)	March 1, 1980	10-K, 1980	4(c)
May 20, 1948	S-1, (2-7671)	7(b)(2)	April 28, 1981	S-16, (2-74923)	4(c)
Oct. 1, 1948	10-K, 1948	4	Nov. 1, 1981	S-16, (2-74923)	4(c)
April 20, 1949	10-K, 1949	1	Dec. 1, 1981	10-K, 1981	4(c)
April 24, 1950	8-K, April 1950	1	April 29, 1982	10-K, 1982	4(c)
April 18, 1951	8-K, April 1951	1	May 1, 1983	10-K, 1983	4(c)
Oct. 1, 1951	8-K, November 1951	1	April 30, 1984	S-3, (2-95814)	4(c)
April 21, 1952	8-K, April 1952	1	March 1, 1985	10-K, 1985	4(c)
Dec. 1, 1952	S-9, (2-11120)	2(b)(9)	Nov. 1, 1986	10-K, 1986	4(c)
April 15, 1953	8-K, April 1953	2	May 1, 1987	10-K, 1987	4(c)
April 19, 1954	8-K, April 1954	1	July 1, 1990	S-3, (33-37431)	4(c)
Oct. 1, 1954	8-K, October 1954	1	Dec. 1, 1990	10-K, 1990	4(c)
April 18, 1955	8-K, April 1955	1	March 1, 1992	10-K, 1992	4(d)
April 24, 1956	10-K, 1956	1	April 1, 1993	10-Q, June 30, 1993	4(a)
May 1, 1957	S-9, (2-13260)	2(b)(15)	June 1, 1993	10-Q, June 30, 1993	4(b)
April 10, 1958	8-K, April 1958	1	Nov. 1, 1993	S-3, (33-51167)	4(a)(3)
May 1, 1959	8-K, May 1959	2	Jan. 1, 1994	10-K, 1993	4(a)(3)
April 18, 1960	8-K, April 1960	1	Sept. 2, 1994	8-K, September 1994	4(a)
April 19, 1961	8-K, April 1961	1	May 1, 1996	10-Q, June 30, 1996	4(a)
Oct. 1, 1961	8-K, October 1961	2	Nov. 1, 1996	10-K, 1996	4(a)(3)
March 1, 1962	8-K, March 1962	3(a)	Feb. 1, 1997	10-Q, March 31, 1997	4(a)
June 1, 1964	8-K, June 1964	1	April 1, 1998	10-Q, March 31, 1998	4(a)
May 1, 1966	8-K, May 1966	2	Aug. 15, 2002	10-Q, Sept. 30, 2002	4.01
July 1, 1967	8-K, July 1967	2	Sept. 15, 2002	10-Q, Sept. 30, 2002	4.02
July 1, 1968	8-K, July 1968	2	Sept. 1, 2002	8-K, Sept. 18, 2002	4.02
April 25, 1969	8-K, April 1969	1	March 1, 2003	S-3, April 14, 2003 (333-104504)	4(a)(3)
April 21, 1970	8-K, April 1970	1	April 1, 2003	10-Q, May 15, 2003 (001-03280)	4.01
Sept. 1, 1970	8-K, September 1970	2	May 1, 2003	S-4, June 11, 2003 (333-106011)	4.4
Feb. 1, 1971	8-K, February 1971	2	Sept. 1, 2003	8-K, Sept. 2, 2003 (001-03280)	4.01
Aug. 1, 1972	8-K, August 1972	2
June 1, 1973	8-K, June 1973	1

4.95*	Indenture, dated as of Oct. 1, 1993, providing for the issuance of First Collateral Trust Bonds (Form 10-Q, Sept. 30, 1993 — Exhibit 4(a)).

4.96*	Indentures supplemental to Indenture dated as of Oct. 1, 1993:

	Previous Filing:			Previous Filing:
	Form; Date or	Exhibit		Form; Date or	Exhibit
Dated as of	file no.	No.	Dated as of	file no.	No.
Nov. 1, 1993	S-3, (33-51167)	4(b)(2)	Aug. 15, 2002	10-Q, Sept. 30, 2002	4.03
Jan. 1, 1994	10-K, 1993	4(b)(3)	Sept. 1, 2002	8-K, Sept. 18, 2002	4.01
Sept. 2, 1994	8-K, September 1994	4(b)	Sept. 15, 2002	10-Q, Sept. 30, 2002	4.04
May 1, 1996	10-Q, June 30, 1996	4(b)	March 1, 2003	S-3, April 14, 2003 (333-104504)	4(b)(3)
Nov. 1, 1996	10-K, 1996	4(b)(3)	April 1, 2003	10-Q May 15, 2003 (001-03280)	4.02
Feb. 1, 1997	10-Q, March 31, 1997	4(b)	May 1, 2003	S-4, June 11, 2003 (333-106011)	4.9
April 1, 1998	10-Q, March 31, 1998	4(b)	Sept. 1, 2003	8-K, Sept. 2, 2003 (001-02380)	4.02

4.97*	Indenture dated July 1, 1999, between PSCo and The Bank of New York, providing for the issuance of Senior Debt Securities and Supplemental Indenture dated July 15, 1999, between PSCo and The Bank of New York (Exhibits 4.1 and 4.2 to Form 8-K (file no. 001-03280) dated July 13, 1999).

4.98*	Credit Agreement between Public Service Co. of Colorado, Bank One NA and Wells Fargo Bank Minnesota NA and other financial institutions party thereto dated May 16, 2003 (Exhibit 4.02 to PSCo Form 10-Q (file no. 001-03280) dated Aug. 14, 2003).

4.99*	Supplemental Indenture dated Sept. 15, 2003 between Public Service Co. of Colorado and U.S. Bank Trust National Association, supplementing the indenture dated Dec. 1, 1939, creating $250 million principal amount of First Mortgage Bonds, Collateral Series L due 2013. (Exhibit 4.99 to Form 10-K (file no. 001-03034) dated March 15, 2004).

4.100*	Supplemental Indenture dated Sept. 15, 2003 between Public Service Co. of Colorado and U.S. Bank Trust National Association, supplementing the indenture dated Oct. 1, 1993, creating $250 million principal amount of First Collateral Trust Bonds, Series 12 due 2013. (Exhibit 4.100 to Form 10-K (file no. 001-03034) dated March 15, 2004).

4.101*	Registration Rights Agreement dated March 14, 2003 among Public Service Co. of Colorado , Bank One Capital Markets, Inc. and UBS Warburg LLC (Exhibit 4.1 to Form S-4 (file no. 333-106011) dated June 11, 2003).

SPS

4.102*	Indenture dated Feb. 1, 1999 between Southwestern Public Service Co. and The Chase Manhattan Bank (Exhibit B to Form 8-K (file no. 001-03789) dated Feb. 25, 1999).

4.103*	First Supplemental Indenture dated March 1, 1999, between Southwestern Public Service Co. and The Chase Manhattan Bank (Exhibit C to Form 8-K (file no. 001-03789) dated Feb. 25, 1999).

4.104*	Second Supplemental Indenture dated Oct. 1, 2001, between Southwestern Public Service Co. and The Chase Manhattan Bank (Exhibit 4.01 to Form 8-K (file no. 001-03789) dated Oct. 23, 2001).

4.105*	Third Supplemental Indenture dated Oct 1, 2003 to the indenture dated Feb. 1, 1999 between Southwestern Public Service Co. and JPMorgan Chase Bank (Exhibit 4.04 to Xcel Energy Form 10-Q (file no. 001-03034) dated Nov. 13, 2003).

4.106*	Red River Authority for Texas Indenture of Trust dated July 1, 1991 (Form 10-K, Aug. 31, 1991 -Exhibit 4(b)).

4.107*	Credit Agreement between Southwestern Public Service Co., Bank One NA, Wells Fargo Bank NA, Bank of Montreal and The Bank of New York dated Feb. 17, 2004. (Exhibit 4.107 to Form 10-K (file no. 001-03034) dated March 15, 2004).

4.108*	Registration Rights Agreement dated Oct. 6, 2003 among Southwestern Public Service Co., Citigroup Global Markets Inc. and Credit Suisse First Boston LLC. (Exhibit 4.108 to Form 10-K (file no. 001-03034) dated March 15, 2004).

Xcel Energy

5.1**	Opinion of Gary R. Johnson as to certain legal matters.

5.2**	Opinion of Jones Day as to certain legal matters

8.1**	Opinion of Jones Day as to certain U.S. federal tax considerations

12.1	Computation of Ratio of Earnings to Fixed Charges.

23.1	Independent Auditors’ Consent of Deloitte & Touche LLP.

23.2	Independent Accountants’ Consent of PricewaterhouseCoopers LLP.

23.4**	Consent of Gary R. Johnson (included in Exhibit 5.1).

23.5**	Consent of Jones Day (included in Exhibits 5.2 and 8.1)

24.1**	Power of Attorney (included on signature page of this Registration Statement).

25.1	Form T-1 Statement of Eligibility of the Trustee under the Indenture

*	Indicates incorporation by reference

**	Previously filed.